7/5

05009417

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Melo S.A.

*CURRENT ADDRESS

PROCESSED

JUL 0 5 200

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4893 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 7/5/05

82-4893

RECEIVED
2005 JUL -5 A 10:-7

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC MAIL RECEIVED PROCESSING
JUN 30 2005
WASH. D.C. 183 SECTION

REPUBLIC OF PANAMA
NATIONALSECURITIES COMMISSION

FORMULARY IN-A
ANNUALLY UP DATING REPORT*

Year ended on December 31, 2004

ARLS
12-31-04

ISSUER TRADE NAME:	**GRUPO MELO, S.A.**
REGISTERED SECURITIES:	**COMMON STOCKS**
ADDRESS:	**VIA ESPAÑA 2313, RIO ABAJO**
TELEPHONE:	**221-0033 FAX 224-2311**
EMAIL:	**dirfinanzas@grupomelo.com**

I PART

I. INFORMATION RELATED TO THE COMPANY
A. History and Development of GRUPO MELO, S.A.

Grupo Melo, S.A. is an organized corporation and existing conforming with the Laws of the Republic of Panama, as it is registered in the Public Document No.5316 of August 16, 1977, registered in Micro jacket 021223, Film 1020, Frame 0524, in the Section of Mercantile Microfilm of the Public Registry, since January 5 of 1978. From the beginning of its organization the

*This document has been prepared with the knowledge that its contents will be for use of the shareholders and general

Grupo Melo, S.A. has reformed on various occasions the dispositions of its Trade Mark. Grupo Melo, S.A. is a corporation registered in the National Security Commission and its shares are listed and negotiated through the Bolsa de Valores de Panama, S.A. (Panamanian Stock Exchange). Its main office are located in Via España 2313, Rio Abajo, its mail address is Apartado 333, Panama 1, an its telephone is 221-0033 and fax 224-2311.

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo

Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks. Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of corporations actually formed by 32 corporations (subsidiaries) grouped on 7 divisions that undertakes functions of productions, processing, distribution and sales of goods and services. Grupo Melo started operations in 1948 with a store of agriculture products founded by Manuel E. Melo.

At December 31, 2004, Grupo Melo, S.A. owns the 100% of the stocks issued and circulating of the 32 operative corporations that consolidate on a holding company.

B. Trade Mark and By-Laws of the Requesting Party.

Specifications applicable to business or contracts between Grupo Melo, S.A. and one or more of its directors and dignitaries, on which they have interests, on a direct or indirect way.

Any director could have a remunerated position in the corporation besides the position of director. No contract, act or transaction of this corporation with any natural or juridical person, will be affected or invalidated due to that a shareholder, director or other person related with the corporation be part or have interests in such contract, act or transaction, or is in anyway related with that natural or juridical person, and anyone that in the future could be a director on this corporation is relieved of any responsibility that could be befall unto him for contracting with that corporation for its own benefit or in the benefit of any natural or juridical person, on which could be in any way interested, and no shareholder will be forced to render account to the corporation of any benefit or compromise that emanates of any contract, act or transaction, tanking into consideration that always should made it known to the other directors or dignitaries of the corporation his interests in that contract, act or transaction be it before or at the moment on which that contract, act or transaction was been discussed, celebrated and approved by the Board of Directors.

Conditions that control the way on which the annual general assemblies and the extraordinary assemblies are summon.

The shareholders gathered in the Share Holders General Assembly constitute the supreme power of the corporation, which will meet previous summons for a meeting of no less than five (5) days nor more that thirty (30) calendar days in advance or by express resigning of part of the shareholders to be summon to celebrate a Shareholders General Assembly, ordinary or extraordinary.

The summons may be done by personal delivery or by mail of the summon for each shareholder registered with right to vote or by the publishing of the summons for the meeting on a national circulation newspaper for three (3) consecutive days or by both systems jointly.

For the summons for the meeting of a Shareholders General Assembly it will be taken into consideration those shareholders that are duly registered in the corporation for at lest thirty (30) calendar days before the date of the meeting.

All the decisions adopted in any meeting of a shareholders General Assembly will be taken for shareholder simple majority of the shareholders present in the meeting, taking into consideration that must exists a regulatory quorum in order to celebrate the meeting.

The shareholders will have the right to issue one (1) vote for each share, but in no case will be able with a vote of the majority deprive the shareholders of the acquired rights not impose a resolution contrary to the Trade Mark or to the By Laws.

Grupo Melo, S.A. does not contemplate any kind of limits in the rights to own of securities, neither to change the rights of the shareholders, nor to modify the capital to be stronger than those required by the Law.

C. Description of the Business

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. in the corporation holding the mother stocks.

Grupo Melo is a corporation of companies which activities are diversified in different areas of trade and industry. Inside the Grupo Melo is divided in "Divisions" (Wood, Stores, Food, Restaurants, Real State, Machinery and Services) as per the activity developed by the companies that form the Grupo Melo grouped in 7 divisions as follows:

***Food Division**:* Dedicated to raising the reproducing hens for the production cycle, fertilized eggs and chicken to be processed, distributed and commercialization of the products based on chicken meat and fresh eggs under the trade mark "MELO". Owns farms for reproduction and raising chicken and diversity of farms for hatching, eggs packing, processing and distribution of chickens. Owns the more modern production plant of aggregated value products of chicken meat for export in the region. Through this division handles an strategic alliance with Tyson Foods, Inc., the world greater poultry production factory.

***Stores Division**:* Operates twenty six agriculture and cattle raising stores, two stores by department HomeCenter MELO, five Pet & Garden MELO, eight construction material stores COMASA, three distributors of agriculture and cattle raising inputs wholesale stores MELO, two stores specialized in Wood panels Placacentro Masisa and one wholesale distributor of construction material. This Division also manages the reforesting projects of the Grupo Melo.

***Machinery (equipment) Division**:* Dedicates to the sale of agriculture and construction heavy equipment, commercial vehicles, tires, batteries, spare parts and services workshop. Distributes the Line ISUZU and in an exclusively way for the Republic of Panama the JOHN DEERE agriculture and construction heavy equipment. Also distributes exclusively the lines of the tires General, Sumitomo, Kumho and Continental. Has been designated as the distributor of the Fiat vehicles made in Brazil.

***Wood Division**:* This division operates a fabric of wood doors, frames and molds for the local market and for exportation. Has investments in reforesting that has as the objective to procure a future sustained supply of the raw material for its operations.

***Restaurants Division**:* Operates the greater fast food chain restaurants with 37 locations based in chicken meat. "PIO PIO" restaurants are oriented towards the median and low income clients.

***Real State Division**:* Directed to the development and sale of plots of ground in the country with fresh environment in the mountain near to the metropolitan area (Cerro Azul and Sora). Promotes projects of family cohabitation, relaxation and restfulness. Had success selling plot of land is Sora to foreigners.

***Services Divisions**:* Give support to the other companies of the Group in management, comptroller, risks, credit and finance, auditing, data processing, legal services, human resources and research and developing.

Being Grupo Melo, S.A. a corporation exclusively dedicated to the stock holding, the only tribute paid to the State Government is done in concept of payment of the unique rate.

Does not exists any process administrative, judicial nor arbitrage of conciliation pending, of any nature that to be given an adverse sentence could have incidence or significant impact in the business or the financial condition of Grupo Melo, S.A.

D. Organizational Structure

NAME OF SUBSIDIARY/DIVISION	JURISDICTION & LOCATION	STOCK PARTICIPATE
FOOD DIVISION		
Alimentos Melo, S,A.	PANAMA	100%
Empacadora Avícola, S.A.	PANAMA	100%
Enpolladora Panamá, S.A.	PANAMA	100%
Comercial Avícola, S.A.	PANAMA	100%
Avícola Consolidada, S.A.	PANAMA	100%
Embutidos y Conservas de Pollo, S,A.	PANAMA	100%
Sarasqueta y Cía. S.A.	PANAMA	100%
Bolmesa, S,A.	PANAMA	100%
El Zapallal, S.A.	PANAMA	100%
Reforestadora Los Miradores, S,A.	PANAMA	100%
STORES DIVISION		
Melo y Cia., S,A.	PANAMA	100%
El Agricultor Panamá, S.A.	PANAMA	100%
Inmobiliaria Los Libertadores, S.A.	PANAMA	100%
Comercial de Materiales, S.A..	PANAMA	100%
Distribuidora Cartago, S,A.	PANAMA	100%
MACHINERY (HEAVY EQUIPMENT) DIVISION		
Cia. Panameña de Maquinaria, S.A.	PANAMA	100%
Copama Azuero, S,A.	PANAMA	100%
Copama David, S.A.	PANAMA	100%
Turín Motors, S,A.	PANAMA	100%
Inversiones Chicho, S.A.	PANAMA	100%
WOOD DIVISION		
Maderas y Materiales de Construcción, S,A.	PANAMA	100%
RESTAURANTS DIVISION		
Restaurantes Melo, S,A.	PANAMA	100%
Corporación Pío Pío, S.A.	PANAMA	100%
Estrategias y Restaurantes, S.A.	PANAMA	100%
REAL STATE DIVISION		
Altos de Vistamares, S,A.	PANAMA	100%
Desarrollo Urania, S.A.	PANAMA	100%
Desarrollo Ana Luz, S,A.	PANAMA	100%
Desarrollo Amaya, S.A.	PANAMA	100%
Desarrollo Oria, S,A.	PANAMA	100%
Desarrollo Nuario, S.A.	PANAMA	100%
SERVICES DIVISION		
Edificaciones y Materiales, S,A.	PANAMA	100%
Financiera Mercantil, S.A.	PANAMA	100%

E. Properties, Plants and Equipment

The Grupo Melo net properties, equipment and improvements decreased from US54.68 millions on December 31, 2003 to US$51.65 millions at December 31, 2004 which represents a 5.5%. The Grupo Melo principal assets, by division, are the following:

Food Division: Has farms with reproducing hens, hatches, fattening laying eggs hens, located in Cerro Azul, Pacora and Gatuncillo, Colon. The company Sarasqueta and Cia. Has a plant to produce fodder located in Mañanitas. Empacadora Avicola has a plant of Processing located in Juan Diaz and distributors located in Panama, David and Aguadulce. Embutidos and Conservas de Pollo, S.A. has a sausage processing plant in Pueblo Nuevo and a modern plant of Posterior Processing in the area of Juan Diaz (Planta Manuel E. Melo).

Stores Division: Have buildings located in Rio Abajo where we have the stores El Agricultor, Melo Home Center, Storage Rooms and the administrative offices. Also have a property in Tumba Muerto where we have one Melo Home Center branch and properties in David and Chitre where have been build Agriculture and Cattle Raising stores.

Machinery (Heavy Equipment) Division: Its principal asset is the building COPAMA in Villa Lucre where opèrates the Main Office of this Division. Also have properties in Azuero and David.

Wood Division: Has a sawmill and factory of doors in Cabuya.

Additionally, the Group has other assets (land, minor constructions, improvements, etc) distributed along the whole country.

F. Research and Development.

Grupo Melo distributes its field of research and developing in two big areas:

Research Department: Is in charge on a constant performance of studies related to nutrition, poultry handling and control by means of experiments and project performance. On the last ones have been performed multiple experiments looking forward to implement the efficiency and improve the weight and health of the fowl. This is performed by the handling of information in farms, hatches, and plants of chicken and poultry food.

Department of Studies and Development: Dedicated to the feasibility studies, before a project is done, designing, construction and maintenance of the infrastructure of the group divisions.

G. Information related to Tendencies.

Through its subsidiaries Grupo Melo maintains an important presence in the agricultural national industry. The Group maintains an important position in the poultry industry and an important interrelation with other branches of the national agricultural activity, creating and increasing the commercial relations with the small, medium and big suppliers of a huge variety of products, inputs, as: corn, sorgo, meat flour, lime stone, molasses, non vegetable flour, rice milestone, wheat milestone, salt, lard and yucca.

Since the beginning of the negotiations of the adhesion of Panama to the World Trade Organization, the poultry producers have shown their worry for the policy of open market, as in the practice does not exist reciprocity on the poultry market. This situations principally marked by the characteristics of the north American market were the white meat is of major preference, may it be for their eating habits or by its population high level of income. This white meat preference, allows a price structure that gives the opportunity to sell at prices lower that its production price, the pieces of dark meat of the chicken drum-stick and joint". The eminent free trade treaty with the United States of America represents an threat to the national poultry industry, looking forward with uncertainty to its outcome. Is for this reason that the Grupo Melo Food Division has prepare itself by widening its production capacity, installing advanced technology equipment and building a modern posterior processing plant looking forward to the export of aggregated value products to the markets of the region in order to aggregate value to the white meat and to achieve a price structure similar to the united states market, due to the non tariff barriers that will obstruct the exportation to that market.

Despite the treat of the TLC negotiation, we wait that the government maintains the incentives for the production of diverse agriculture and cattle products to which producers our Division of Stores distributes a complete range of agriculture and cattle products from seeds, herbicides and fertilizers up to vaccines and others as well as agriculture machinery on the Division of Machinery.

The Grupo Melo Wood Division through its investments has achieved to export its products of engineering by the use of real mahogany wood to guarantee the product quality to the client during the whole life of same, taking care of the special requests related to finishing demanded by the clients.

The financing easy terms given by the local banking system incentives the trade business in general on which are developed all the others Divisions of the Group, and specially the selling of vehicles of the Machinery Division and the Selling of building materials of he Division of Materials.

II. ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATAIVE STATEMENTS.

A. Liquidity

At closing of December 31, 2004 the current assets totalized US$59 millions, which represents a small increase of US$680 thousand or 1.16% in relation to the 2003 closing. We present an inventories increase of US$3.2 millions or 11.95% composed, within others, by an increase of US$1.9 millions on merchandise and materials of the Division of Stores and the Division of Poultry, and US$557 thousand in machinery, equipment, automobiles and spare parts of the Division of Machinery. These increase is in counter-buff by a decrease of US$2.4 millions or 11.2% on documents and net receivables, which together with a decrease in the rotation of net receivables is indicative of an improvement on the efficiency of the collection work of Grupo Melo.

The current liabilities totalized US$52.6 millions, which represents and increase of US$3.2 millions or 6.6% in comparison with the 2003 close. The payable accounts totalized US18.1 millions, representing g and increase of US$1.1 millions or 6.64%, which is directly related with the increase of the inventories. At the same time, the financial short term debt increased on a 27%, which includes US$4 millions on negotiable commercial valuables. These increase is related with the increase in the inventory and the regular operations of the corporations of the Grupo.

At 2004 closing the current reason was of 1.12 which represents an improvement in comparison to the levels of liquidity on the last quarterlies. This is highly due to the to a reconstruction of the current portion of the financial obligation contracted, that took place by a new public emission of mortgage bond certificates of Sarasqueta y Cia. S.A., that was used to pay a short term emission of private bonds.

B. Capital Resources

At December 31, 2004, Grupo Melo maintains total assets for an amount of US$129.9 millions which represents an increase of 1.4% or 1.12% related to the 2003 closing. Besides the inventory increase, we can see that the long term accounts receivable increased on US$2.3 millions or 102.25% as a result of the record sell of land registered on the Real State Division. Besides, the fixed assets decreased US$3 millions or 5.53% due to the decrease on the investments annual budget as which only was performed on the items related to maintenance of the assets as an adjusting measure facing the increase on the prices of the grains, principal input for the fowls breeding, and its impact on the margins and the cash flow.

The Grupo Melo total liabilities increased 2.3 millions which represented an increase of 2.62%. This increase was sustained by an small increase of US$863 thousands or 1.3% in the financial debt of Grupo Melo (short and long term), as well as the before mentioned increase in the payable accounts to suppliers. As a result, at the closing of

2004 the assets represented a 69% of the total assets, while the US$40.3 millions of shareholders patrimony corresponds to the 31% of the assets.

The pressure of the high prices on the inputs registered through the year, as well as the fall for various month on the sales price of the chicken at national level are the factors that contributed to the increase in the level of leveling of 2.12 in 2003 to 2.23 in 2004. Besides, we are taking measures to obtain a better relation debt/capital.

C. Results of the Operations

The total incomes of Grupo Melo reached the US$154.9 millions on 2004, which represents an increase of US$20.2 millions or 15.02% versus last year. This increase in sales is due to the consolidation of operations on the new points of sale of the Division of Stores and the Division of Restaurants, the improvement of the international sales efforts of the Divisions of Real State, Food and Woods, as well as the impulse of the Division of Machinery that maintains its leadership position in the segment of light duty trucks and continues improving the expectative of the new line of vehicles FIAT.

Nevertheless, on a recent analysis of our figures we were able to identify problems in the inventory of Embutidos y Conservas de Pollo, S.A. (plants of sausages and aggregated value items), and due to these we proceeded to bring into action a search in order to clarify the situation. Once the accounts were audited we established that were omitted very significative entries on the cost of the merchandise sold that enlarged our inventory. All the research done by our Comptroller, as well as by the inside and external auditors shows that it was not fraud but excuseless book-keeping failures.

Following our policy to maintain a healthy Financial Statement that shows the real situation of our corporations, we made an integral review of the pertinent Division to determinate our real figures, that are the ones we present in this report, as well as our Audited Consolidated Financial Statements.

The raw margin suffered a deterioration of 46.40% in 2003 and of 40.14% in 2004, it was in high grade due to the increase of the grains used as nourishment on the Division of Poultry and the low prices on the chicken food at national level that great part of the year.

The general and administrative expenses increased 7.10% related to the previous year, taking into consideration that the incomes increased on a 17.53%. The fact that the general and administrative expenses as a percentage of the total incomes reduced from37.9% in 2003 to 34.5% in 2004 shows an improvement in the expenditure contention exertion.

As consequence of the above mentioned the consolidated earnings of Grupo Melo in 2004 was only US$162 thousand. This earning generated a yearly produce on patrimony of 0.40%.

D. Analysis of Perspectives.

We foresee that for 2005 the raw material prices will be much better thanks to the with out precedent world production of corn and soybean, that are the principal raw material used on the Division of Poultry.

As a fact, we have succeeded to agree the purchasing of corn and soybean for the whole year 2005 at historical low levels, which should generate an positive effect in the inventory levels of Sarasqueta y Cia. S.A. This will contribute to achieve maintaining a better position inventory and an improvement on the cash flow, which at the same time will have and positive impact in the indicatives of liquidity and indebtedness. Additional to these, we do not foresee significative investments on Sarasqueta y Cia., S.A., while we await that the operations continue in the same levels of 2004, but with a savings in the expenses.

The sales in Division of Food is kept with a tendency to increase, and the prices of sale on the chicken as well as on the pigs has been strengthened, which is positive for the Division.

Relating to the business of export of Embutidos y Conservas de Pollo, S.A., we continue our efforts to open the markets and integrate new customers. Markets as Colombia and Honduras continue registering good sales levels. Recently we achieve to incorporate Cargill Honduras as customer and we have sent successfully orders, while have achieved to actually concrete sales on Las Antillas Holandesas (The Dutch Antilles) and we have orders that will dispatch on a near future.

In the last months we have achieved to increase the exports to Colombia, were we have participation through the trade mark Rica Rondo. This is an important market were the potential is very significative, and for this reason we continue to concentrate our efforts to the expansion of our line of products.

In the frame of the TLC with Taiwan, we have received from the Government of Taiwan the approval of the plant and the granting of export permits to the Planta Manuel E. Melo which will permit to initiate the export of products of aggregated value to Taiwan during 2005. Recently we have sent a samples or f our products and we are on a process of feedback, working jointly with our research and developing areas in order to adapt the product to the demands of the customers of Taiwan.

The Real State Division closed 2004 with an increase of sales of plots of ground of 23% versus 2003; results achieved highly by the increasing demand of plots of ground from foreign customers which concentrated its preferences in the project Altos del Maria. The year 2004 surpass in approximately 22% all the previous estimates in the local market as in the international market referring to sales, reaching a total of 167 plots of land sold.

In the other hand, in 2004 we retook the business of construction and sales of houses, obtaining highly satisfactory results complying with the 60% of the budgeted sales.

With this new activity we consolidate the offer of the products of the Division of Real States, as that with the high increment of the demands by the foreign customers, was necessary to offer a complete packet of alternatives with aggregated value to this new market that promises big opportunities of business in 2005. With the above mention results with a sales projection of 200 new plots of land for 2005,including an estimated of 20 houses on both projects; as well we have programmed the developing of 435 new plots of land, which will amplify our offer and will permit to cover all the segments of the market.

In the Division of Machinery the John Deere-Building line succeeded to win an important auction of the Ministerio de Obras Publicas (Ministry of Public Works), while on the John Deere-Agriculture line we have good selling expectative of Brazilian tractors which have a good relation price/quality, which assures the leadership in the higher volume market segment.

In a period of a year the of FIAT vehicles are positioned on the line 16. The growing of this line has been the most important in the market in the last years. For 2005 we hope to reach within the 10 trade marks with must participation which aggregates the developing of our marketing plans. Also includes our developing plans on the commercial line.

In the few next days the Division of Restaurants will be opening the Restaurant of Pio Pio in Marbella which consolidates the position of restaurants chain in the City of Panama. Recently was inaugurated the Pio Pio in Chitre that is having a great acceptance in that city. In our plans we are looking for new points of sales in the central provinces with the idea to complete the presence of this chain from Coronado to Santiago, following the pan American high way and assuring a leadership position in the country.

During the first months of the year we will be taking steps to set up such bases. Within them, we will be reinforcing the promotions and the publicity in the local market with the objective of incentive the sales of the solid doors, our principal product. We will initiate a new project with our actual customers of Puerto Rico and Dominican Republic, while we will be activating two new Dominican customers dedicated to the building of hotels in touristy areas.

Relating to the United States of America market, which is a keystone for our business strategy, we will be activating from 2 to 3 new customers interested in the market of outside doors and inside doors. Additional, we are starting an analysis of some prospects in the European markets, were the grown strength of the Euro endures to make our products and prices more attractive.

From the month of May the export market will take a greater preponderance on the budget of the Division of Woods, when should constitute the 40% of the sales. This contribution will continue its growing until the end of the year, when we expect that will contribute with the 45% to 50%. We expect that within this figure the customers of the United States of America start to contribute consistently in the figures of the Division.

III. DIRECTORS, DIGNITARIES, EXECUTIVES, MANAGERS, ADVISERS AND EMPLOYEES.

A. Identity.

Directors, Dignitaries, Executives and Managers.

The Directors and Dignitaries of the corporation Grupo Melo, S.A. are:

ARTURO D. MELO S.:	DIRECTOR - PRESIDENT
Nationality:	Panamanian
Date of Birth:	December 15, 1931
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311

Economist. Director - President of Grupo Melo, S.A. and of all the other companies that form the Grupo Melo. Within his duties are the direction and advisor in the decision taking of the vice presidents of the Divisions of Grupo Melo. Is responsible of the performing of the Grupo Melo before the Board of Directors. During the last years has hold different public positions as Minister of Labor, Minister of Treasury, Minister of Trade and Industries and General Director of IRHE. Is director on multiple local corporations and founder member of the Foundation Manuel E. Melo.

ARTURO D. MELO K.:	DIRECTOR - SECRETARY
Nationality:	Panamanian
Date of Birth:	October 14, 1953
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311

Director – Secretary of Grupo Melo, S.A. and Treasurer of all the other companies that conform the Grupo Melo. B.S. with Magister in Business Administration. His duties as Executive Chief of Operations of the Operations of the Companies Producers of Food of the Grupo Melo are: to supervise the financial operations and handling the companies of Grupo Melo and to coordinate the executives in the development of their duties.

EDUARDO JASPE LESCURE	DIRECTOR TREASURER
Nationality:	Panamanian
Date of Birth:	November 24, 1967
Commercial Address:	Via España 2313 Rio Abajo

Mail Address: P.O. Box 333, Panama 1
Telephone: 221-0033/323-6900
Fax: 224-2311
E-mail: ejaspe@grupomelo.com

Industrial Engineer of the Universidad Tecnologica de Panama. Has a Masters Degree in Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works with the group from 1993.

NICOLAS ARDITO BARLETTA P. PRINCIPAL DIRECTOR
Nationality: Panamanian
Date of Birth: December 16, 1959
Commercial Address: Edificio Cable Onda- Calle 50, Frente Telemetro
Mail Address: P.O. Box 555-0593, Paitilla
Telephone: 206-7602
Fax: 223-7076
E-mail: gerencia@medcom.com.pa

Industrial Engineer on research and operations, with master in Business administration, specialization in financing, marketing and corporative strategy. Actually is the General Manager of Corporacion MEDCOM.

MANUEL D. CABARCOS PRINCIPAL DIRECTOR
Nationality: Panamanian
Date of Birth: April 9, 1931
Commercial Address: Calle 45 Bella Vista, Edif. Urraca, Piso 8
Mail Address: P.O. Box 4341, Panama 5
Telephone: 264-6655
Fax: 264-5204
E-mail: gcambios@cableonda.net

Chemical Engineer, Industrial, Entrepreneur, Director of Multiple corporations. Held high positions in Combustibles de Panama, Texaco de Panama Inc., Azucarera Nacional and Azucarera La Estrella. Was the Vice President of the Bolsa de Valores de Panama, S.A. Actually is the President of Grupo Cambios.

RICARDO E. DELVALLE P. PRINCIPAL DIRECTOR
Nationality: Panamanian
Date of Birth: September 2, 1962
Commercial Address: Altos de Amador Oficina 1102, Amador
Mail Address: P.O. Box 32, Balboa, Ancon
Telephone: 211-3717
Fax: 211-3719
E-mail: delvalle@sinfo.net

B.S. on Business Administration from Roger Williams University. General Manager of EcoFores and Director of several public and private corporations. Ex President of the

Sindicato de Industriales de Panama and Vice President of the Consejo Nacional de la Empresa Privada.

MIGUEL DE JANON	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	September 29, 1960
Commercial Address:	Avenida Ernesto T Lefevre y Calle primera Sur, Parque Lefevre
Mail Address:	Post Office Box 0816-08556
Telephone:	224-8333
Fax:	224-7411
E-mail:	lefevre@pty.com

High school graduated from Colegio Javier. B.S. in Business Administration from the Universidad de Panama. Magister on Business Administration from Babson College, Boston, Massachussets. Held several positions from 1985 to 1999 in the Banco Internacional de Panama, since 1999 holds the position of General Manager of Cia. Lefevre, S.A., EMMA, S.A. and Manager of Internacional de Cementerios, S..A.

JUAN CARLOS FABREGA:	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	October 5, 1962
Commercial Address:	Torre Primer Banco del Istmo, Calle 50
Mail Address:	P.O Box 6-3823, El Dorado Panama
Telephone:	270-0015
Fax:	270-1672
E-mail:	jcfabrega@banistmo.com

Graduated from Florida State University, Panama Division, has a Master in Business Administration from Nova University. Started his banking career in Lloyds Bank International (Bahamas) Ltd. Where he hold several positions. Since 1990 has hold several positions in Banistmo. Actually is the Executive Vice President of Banistmo Securities Inc.

ALFONSO DE LA ESPRIELLA	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Comercial Address:	Edificio Alfaro, Planta Baja, Avenida Aquilino Boyd
Mail Address:	9918, Zona 9
Telephone:	223-9844
Fax:	223-0846
E-mail:	alde@psi.net.pa

Graduated from Liceo Antigua de Guatemala, High School Diploma in Commerce. B.S. General Business Administration, minor on Finance in Sam Houston State University, Huntsville – Texas, U.S.A. Held the position of Credit Manager for Central America and the Caribbean in the Banco Latinoamericano de Exportaciones, Executive Vicepresident in Panavision del Istmo, S.A., General Manager of Mutidiversiones, S.A.

Member of the Board of Directors of Comision Bancaria Nacional, Member of the Board of Directors Grupo Golden Cedar, Golden Forest, Golden States, Member of the Board of Directors and Share holder of the Grupo Pasnama Shocks – Rapid Mufflers.

VIRGILIO SOSA	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	February 27, 1956
Commercial Address:	Torre Banco General / Piso No. 26, Aquilino de la Guardia / Marbella
Mail Address:	P.O. Box 9918, Panama 9
Telephone:	223-9844
Fax:	223-0846
E-mail:	felipo@cwpanama.net

Graduated from University of Notre Dame, President of Master Builders, Inc., Grupo Informatica, S.A. and various real state corporations.

FEDERICO F. MELO K.:	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	October 8, 1960
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	fmelok@grupomelo.com

Actually Executive Chief of Operations of the Commercial Companies and Vice President of the other companies that conform Grupo Melo. B.S. Agriculture Economics, Purdue University and MBA of Texas Tech University. Since entering Grupo Melo in 1986 has hold various positions.

LAURY M. DE ALFARO:	ASSISTANT DIRECTOR
Nationality:	Panamanian
Date of Birth:	April 30, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	lalfaro@grupomelo.com

Director of the other companies that conform Grupo Melo. Studied Nutrition and Dietetics, Purdue University, Indiana,U.S.A. Enter Grupo Melo in 1982 with the position of Assistant General Manager of Embutidos y Conservas, S.A. In 1987 Assistant Manager of the Restaurants Division and in 1989 General Manager of this Division up to 1994. From that date is the Grupo Melo Human Resources Director. Responsible of the implementation of the policies, programs and proceedings related to labor at Grupo Melo level, in charge of the process of hiring the executive personnel, coordinating the developing and training personnel programs.

FEDERICO ALVARADO:	ASSISTANT DIRECTOR
Nationality:	Panamanian
Date of Birth:	December 24, 1945
Commercial Address:	Via Tocumen, frente la Urbanización Villa Lucre
Mail Address:	P.O. Box 1154, Panama 1
Telephone:	274-9000
Fax:	274-9090
E-mail:	falvarado@grupomelo.com

B.S. in Economics. Works in the group since 1978.

High Level Employees and Advisers.

ARTURO D. MELO S. - CHIEF EXECUTIVE
Curriculum in previous section.

ARTURO D. MELO K. - VICE PRESIDENT OF OPERATIONS
Curriculum in previous section.

LAURY M. DE ALFARO - VICE PRESIDENT OF HUMAN RESOURCES
Curriculum in previous section.

EDUARDO A. JASPE LESCURE – VICE PRESIDENT OF FINANCE AND PLANNING
Curriculum in previous section.

FEDERICO F. MELO K. - VICE PRESIDENT OF STORES
Curriculum in previous section

ROGELIO WILLIAMS C. :	COMPTROLLER
Nationality:	Panamanian
Date of Birth:	May 12, 1947
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	rwilliams@grupomelo.com

B.S. in Commerce with specialization in Business Administration and Accounting, Universidad de Panama. Has a MBA from ULACIT. His experience is of 20 years in the areas of accounting, administration and management of private corporations, governmental sector and U.S.A. armed forces. Enter Grupo Melo in 1998 and from that date holds the actual position.

DOUGLAS WEBSTER	DIRECTOR OF CREDIT AND FINANCES
Nationality:	Panamanian

Date of Birth:	September 4, 1970
Commercial Address:	Via España 2313, Rio Abajo
Mail Address:	333, Zona 1, Panama
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail	dwebster@grupomelo.com

B.S. in Finance graduated in the Universidad Santa Maria La Antigua, has a masters degree in Business Administration from Texas A&M University. Started his career at The Chase Manhattan Bank, working in the Department of Planning and Finances. Immediately worked for 7 year in the Banco Lationamericano de Exportaciones, S.A. (BLADEX) were he worked in different positions in Treasure and Credit.

JORGE AZCARRAGA:	DIRECTOR OF RESEARCH AND DEVELOPMENT
Nationality:	Panamanian
Date of Birth:	December 15, 1969
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033 /323-6900
Fax:	224-2311
E-mail:	jazcarraga@grupomelo.com

Civil Engineer from University of Florida. Was part of the Latin American Division of Black & Veatch on which has participated on studies of master planning and infrastructure evaluation systems within others. Works with the Grupo Melo since 1998.

JUAN ARGUIZONI:	DIRECTOR OF DATA PROCESSING
Nationality:	Panamanian
Date of Birth:	May 13, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	jarguinz@grupomelo.com

Technician in Computer Programming and Analysis. Enter the Grupo in 1980, holding various positions since then. Is working in the actual position since 1991.

PAUL DE GRACIA:	DIRECTOR OF CORPORATIVE AND JURIDICAL BUSINESS
Nationality:	Panamanian
Date of Birth:	July 4, 1973
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033 /323-6979
Fax:	224-2311
E-mail:	padegracia@grupomelo.com

B.S. in Law and Political Science in the Universidad de Panama with a Masters Degree in Mercantile Law. Holds the actual position since April 1997.

JAVIER VALLARINO:	DIRECTOR OF LABOR RELATIONS
Nationality:	Panamanian
Date of Birth:	JULY 8, 1970
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	jvallarino@grupomelo.com

B.S. in Law and Political Science in U.S.M.A. with a Post Grade in Labor Law. Is working in this position for more than fives years.

RAFAEL DE GRACIA:	DIRECTOR OF INTERNAL AUDIT
Nationality:	Panamanian
Date of Birth:	December 9, 1947
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	rdegracia@grupomelo.com

B.S. in Book-keeping with C.P.A. license. Holds the actual position since 1986.

AMIR NILIPOUR:	DIRECTOR OF POULTRY TECHNOLOGY
Nationality:	Panamanian
Date of Birth:	June 14, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033 /323-6900
Fax:	224-2311
E-mail:	anilipour@grupomelo.com

B.S. on Animal Biology, Master Degree on Animals Science and Doctorate in Poultry Science. Has participated in national and international workshops as scientific on poultry research. Has written more than one hundred essays on human health and poultry technology advances. Works in the Grupo since 1989.

JOSE GUARDIA:	REGIONAL MANAGER OF EXPORTS
Nationality:	Panamanian
Date of Birth:	December 5, 1954
Commercial Address:	Calle Primera y D Juan Diaz
Mail Address:	P.O. Box 87-1981, Panama 7
Telephone:	290-8000

Fax:	220-0918
E-mail:	jguardia@grupomelo.com

B.S. in Business Administration with Master Degree in Industrial Science from Georgia Tech., U.S.A. Enter the Grupo from 1990.

LUIS CARLOS CASTROVERDE:	MANAGER OF FOREIGN TRADE
Nationality:	Panamanian
Date of Birth:	December 26, 1956
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	lcastroverde@grupomelo.com

B.S. in Law and Political Science. Has a Masters Degree in Business Administration of ULACIT. Enter the group in 1984.

ROBERTO TRIBALDOS:	EXPORTS MANAGER
Nationality:	Panamanian
Date of Birth:	December 20, 1966
Commercial Address:	Calle Primera y D Juan Diaz
Mail Address:	P.O. Box 87-1981, Panama 1
Telephone:	290-8800
Fax:	220-0918
E-mail:	rat@grupomelo.com

B.S. in Agricultural Economy, Texas A&M and MBA of IEA. Worked 5 years in the marketing department of Heinz Foods in Venezuela, holding the position of trade mark manager. Enter Grupo Melo in 1994 where had hold several positions.

DANIEL CÉSPEDES T.:	VICE PRESIDENT OF AVICOLA INDUSTRIAL
Nationality:	Panamanian
Date of Birth:	January 2, 1955
Commercial Address:	Las Mañanitas, Via Tocumen
Mail Address:	P.O. Box 813-0673, Panama 13
Telephone:	292-5666 /292-5601
Fax:	292-5603
E-mail:	dcespedes@grupomelo.com

Industrial Engineer with Masters Degree on Industrial Engineering Sciences of the Georgia Institute of Technology. Enter the Grupo in 1979 and has hold diverse positions. Initially was in charge of experiments with a laboratory team to develop products of aggregated value based on chicken meat. As Production Manager of the Planta de Embutidos y Conservas de Pollo, S.A. was in charge up to 1988 of giving follow up to the sales goals and production, coordinating different functions of purchasing, production, maintenance, sales and controls. Since the end of 1988 up to this date performs as General Manager of Sarasqueta y Cia., S.A., in charge of looking for the good functioning of the plants of Las Mañanitas and Chorrera. Actually plans, organizes, coordinates, direct and controls all the operations of purchasing, production, maintenance and sales of the two food factories.

AUGUSTO VALDERRAMA:	VICE PRESIDENT OF AVICOLA PRODUCCION
Nationality:	Panamanian
Date of Birth:	November 13, 1955
Commercial Address:	Cerro Azul, Pacora, Calle Principal, Avenida Los Caobos
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-1011
Fax:	297-0082
E-mail:	avalderrama@grupomelo.com

B.S. in Economics. Has a Masters Degree on Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works in the group since 1990.

DOMINGO BATISTA:	REAL STATE VICE PRESIDENT
Nationality:	Panamanian
Date of Birth:	April 24, 1954
Commercial Address:	Calle Primera Los Angeles
Mail Address:	P.O. Box 8-125, Panama 8
Telephone:	260-4813
Fax:	260-1557
E-mail:	dbatista@grupomelo.com

Veterinary Doctor from the Universidad Federal Santa Maria, R.S. Brazil. With 23 years of service in the Grupo Melo has hold executive positions inside the Divisions: Poultry, Stores, Industrial, Marketing, Processing and actually has under his management the Real State Division.

EDUARDO CHAMBONET:	VICE PRESIDENT OF RESTAURANTS
Nationality:	Panamanian
Date of Birth:	September 17, 1950
Commercial Address:	Via España 2214, Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-6818 / 221-9929
Fax:	221-6344
E-mail:	echambonet@grupomelo.com

B.S. in Business Administration with specialization in Marketing from Saint Edwards University, Austin, Texas in the United States of America. Works with the group since 1978.

FEDERICO ALVARADO: VICE PRESIDENT OF MACHINERY (EQUIPMENT)
Curriculum in previous section.

Legal Advisors:

The company Grupo Melo, S.A. and the corporation Grupo Melo in general has two lawyers, Lic. Paul Degracia Zarzavilla (Director of Corporative and Juridical Business) and Lic. Javier Vallarino (Director of Labor Relations), both with residence in the City of Panama, Via España, Rio Abajo, No. 2313, telephone 221-0033, fax 224-2311 and e-mail padegracia@grupomelo.com and jvallarino@grupomelo.com respectively.

In addition to the above mentioned internal lawyers, Grupo Melo does not uses any special lawyer or group of lawyers that renders services to the group on legal maters. The use of outside lawyers vary in accordance with the necessities of each particular case. Lawyer Paul Degracia Zarzavilla is the lawyer in charge of control, registering, transferences, payment of dividends and everything related with the stocks of Grupo Melo, S.A. and its subsidiaries.

Is not applicable to Grupo Melo, S. A. the numeral 5 of the literal A of point III of the Agreement 6 of May 19, 2000 of the Comisión Nacional de Valores.

Auditors

Ernst & Young is the auditors firm of Grupo Melo, S.A. and subsidiaries. Ernst & Young are Public Authorized Accountants will offices located in Calle 51 Bella Vista, tel. 206-9200, fax 206-9291. The main contact in Ernst & Young is Lic. Judith Anguizola.

Designations due to agreements and under standings.

This practice does not exist in Grupo Melo.

B. Compensations.

The Board of Directors of Grupo Melo, S.A. received compensations in the order of US$429,871 in 2004. From that amount The Directors of Grupo Melo that executive duties received the amount of B/.377,271 and the External Directors without duties in the Grupo received B/.52,000.

C. Practices of the Board of Directors

The clause eight of the partnership agreement of the Grupo Melo, S.A. establishes that all the directors and dignitaries may be reelected to hold their positions and will be elected for the period between one Ordinary General Assembly of Shareholders and the following. Is a tradition to celebrate the Ordinary General Assembly of Grupo Melo Shareholders in the month of April of each year.

Grupo Melo, S.A. has a Auditing Committee conformed by Manuel D. Cabarcos (Coordinator), Miguel De Janon, Eduardo A. Jaspe Lescure (secretary) and Federico Melo K. (alternate member), all members of the Board of Directors of Grupo Melo, S.A.

Only the outside directors (Manuel D. Cabarcos and Miguel De Jasnon) members of the Auditing Committee receive each one a compensation of B/.100.00 per hour of reunion, which can not be of less than B/.200.00 nor higher than B/.500.00 per reunion. The rest of the inside directors do not receive any compensation for their participation in the Auditing Committee. If the presence of the Outside Auditors is required on a reunion of the Auditing Committee, the same remuneration than the one of the outside directors is applied to them.

The main job of the auditing committee are (i) to study, analyze and inquire the financial operations of the Group, (ii) to recommend to the Board of Directors actions of administrative type in that subject, (iii) to inspect the internal auditing program of Grupo Melo, (iv) analyze the Financial Statements, (v) to request information to the internal auditing department on the relevant acts and to verify the implementation of the adopted corrective measures, and (vi) to request for the graphics, descriptive or narrative that show the instituted internal controls, including those of the programmed controls, and to inform the Board of Directors the results of the exams done with the pertinent suggestions.

There is not any formal contract between the Directors and Grupo Melo, S.A. The relation us ruled by the established by the Board of Directors. Additionally to the per diem established for each Director there does not exists any additional benefits.

D. Employees

At December 31, 2004, Grupo Melo had approximately 3,362 employees, among permanent and contingents distributed by division in the following way:

Division	**Permanent Employees**
Food	1,771
Restaurants	545
Stores	617
Woods	103
Machinery (equipment)	154
Real State	111
Services	61
Total	**3,362**

It has been stablished a labor agreement of general working conditions between Grupo Melo, S.A. and subsidiaries and the Workers Union of Melo and Afiliated Companies. This labor agreement will be on force up to January 1, 2006. There has always been maintained cordiality relations and mutual agreement between Grupo Melo and the Union.

E. Capital Stock Proprietorship.

GROUP OF EMPLOYEES	NUMBER OF STOCKS	% RELATED TO THE TOTAL OF SHARES ISSUED	NUMBER OF STOCK HOLDERS	% THAT REPRESENT RELATED TO THE TOTAL AMOUNT OF SHAREHOLDER
Directors, Dignitaries, Executives Managers	1,996,210	85.74%	11	18.33%
Other Employees	2,590	0.11%	5	8.33%

The clause seventh of the partnership agreement of Grupo Melo, S.A. establishes that the shareholders do not have preferential rights to subscribe, in proportion to the shares they own, shares issued due to the increase of capital, so that is not applicable to the corporation in article 13 of the Law 32 of February 26,1927 related to corporations. Neither take into consideration preferential rights in front of the sale of shares made by the other shareholders nor any other type of options for the acquiring of shares of the Grupo Melo, S.A.

Clause seventh of the partnership agreement of Grupo Melo, S.A. points out that the shareholders will have the right to issue one vote for each share of the Grupo Melo,S.A. There does not exists shares with different voting rights to those pointed there.

There does not exists any agreement that includes the employees in the capital equity of Grupo Melo, S.A., nor over any other valuable of the corporation.

IV. PRINCIPAL STOCKHOLDERS

GROUP OF SHARES	NUMBER OF SHARES	% OF THE NUMBER OF SHARES	NUMBER OF STOCK HOLDERS	% OF THE NUMBER OF STOCK HOLDERS
1-500	5,142	0.22%	22	36.67%
501-1000	5,289	0.23%	7	11.66%
1001-2000	12,489	0.54%	8	13.33%
2001-5000	25,417	1.09%	6	10.00%
5001-7500	9,550	0.41%	1	1.67%
7501-10000	0	0	0	0%
10001-50000	216,691	9.31%	9	15.00%
50001-100000	256,381	11.01%	4	6.67%
100001-1,500,000	1,797,355	77.19%	3	5.00%
TOTALS	2,328,314	100%	60	100%

Tenmel, S.A. is the corporation that exercise control on Grupo Melo, S.A. The corporation Tenmel, S.A. is the corporation that encompass a total of 1,374,395 of the shares issued of a total of 2,328,314 shares issued and circulating of Grupo Melo, S.A. which represents a 59.03% of the total capital issued and in circulation of the corporation.

Grupo Melo, S.A. is not a property of any other natural or juridical person, nor exist there any arrangement that could result on a change of the shares control.

V. RELATED PARTIES, BINDS AND AFFILIATIONS.

There does not exists transactions with the related parties as per point V of the Agreement No.6 of May 19, 2000 of the Comision Nacional de Valores.

VI. FISCAL TREATMENT

As Grupo Melo, S.A. is a corporation exclusively dedicated to the own of shares, the only tribute to be paid to the Government is done in concept of unique rate.

VII. CAPITALIZATION STRUCTURE

Shares and Participation Securities.

TYPE OF VALUE AND CLASS	AMOUNT OF VALUES ISSUED AND CIRCULATING	SECURITY MARKET LIST	MARKET CAPITALIZATION
Common, Nominative And without nominal Value shares	2,328,314	US$19.00	US$44,161,966.00

Grupo Melo, S.A. does not have circulating any debt securities.

Debt Securities

The subsidiaries companies of Grupo Melo have the following debt securities.

COMPANY	Date Issued	Amount (US) Circulating	Type of Value	Maturity Date
Altos de Vistamares,S.A.	2/12/2003	3,000,000	Mortgage Bond	December 2, 2008
Emb. Y Conservas de Pollo,SA	22/12/2000	8,500,000	Mortgage Bonds	From December 22, 2004
Sarasqueta y Cia., S.A.	10/12/2004	6,000,000	Corporative Bonds	From December 10, 2006
Sarasqueta y Cia., S.A.	26/12/2001	5,000,000	Corporative Bonds	December 26, 2006
Sarasqueta y Cia., S.A.	From July 30, 2004	4,000,000	VCN	A maximun of 360 after issued Of each series
Financiera Mercantil, S.A.	30/7/2002	12,604.161	Mortgage Bonds	July 30, 2012
		39,104,161		

Description and rights of the Securities of Shares Capital.

Authorized Capital	2,500,000 common shares
Shares Issued and Circulating	2,324,314 shares
Completely Paid	2,324,314 shares
Not completely Paid	0
Share value	Without nominal value
Shares subscribed and not paid	0

Annual vary in the number of shares issued and circulating during the last 5 (five) years in Grupo Melo, S.A.

31 –12 - 2004	2,324,314
31 – 12 – 2003	2,328,314
31 - 12 – 2002	2,328,314
31 – 12 – 2001	2,328,314
31 – 12 – 2000	2,328,314

In the last five (5) years not more that the 10% of the capital nor any other percentage has been paid with goods that are not cash.

Grupo Melo, S.A. does not have other debt securities nor capital aside than those described in this section.

Information related to the market

The issuing or debt securities has been authorized by the Comision Nacional de Valores and are registered in the Bolsa de Valores de Panama and for each emission the Agent of Payment, Registry and Transference is detailed as follows:

COMPANY	DATE ISSUED	AMOUNT	AGENT OF PAYMENT, REGISTRY & TRANSFERENCE.
Altos de Villamares, S.A.	2/12/03	US$3,000,000	Banco del Istmo,S.A.
Sarasqueta y Cia,S.A.	15/12/99	US$6,000,000	Banco del Istmo,SA.
Sarasqueta y Cia,S.A.	26/12/01	US$5,000,000	Banco del Istmo,SA.
Sarasqueta y Cia,S.A. from	30/07/04	US$4,000,000	Banco del Istmo,SA.
Emb.yConservas dePollo	22/12/00	US$8,500,000	Banco General, S.A.
Financiera Mercantil,SA	30/07/02	US$12,604,161	Banco del Istmo,S.A.
		US$39,104,161	

Grupo Melo, S.A. does not have agreements with Security Houses that establishes markets for its securities.

II PART
FINANCIAL SUMMARY

A. Presentation applicable to the issuers of the commercial and industrial sector.

FINANCIAL STATMENTES	YEAR REPORTED (2004)	COMPARE TO PREVIOUS PERIOD (1 YEAR)/2003	COMPARE TO PREVIOUS PERIOD (2 YEAR)/2002	COMPARE TO PREVIOUS PERIOD (3 YEAR)/2001
Total Sales or Income	158,351,244	136,378,373	117,126,787	111,675,287
Operative Margin	3.42%	5.53%	6.03%	6.15%
General and Administrative Expenses	54,678,454	51,051,787	49,078,563	45,137,456
Net profit or loss	161,783	2,263,457	1,055,961	925,219
Shares Issued and Circulating	2,324,314	2,328,314	2,328,313	2,328,313
Profit or Loss per share	$0.07	$0.97	$0.45	$0.39
Depreciation and Amortizing	4,955,225	4,907,017	5,426,268	5,872,076
Profit or Loss no recurrent	0	0	0	0
BALANCE SHEET	**YEAR REPORTED 2004**	**COMPARE TO PREVIOUS PERIOD 2003**	**COMPARE TO PREVIOUS PERIOD 2002**	**COMPARE TO PREVIOUS PERIOD 2001**
Current Assets	59,055,337	58,375,832	51,991,723	47,583,493
Total Assets	129,992,265	128,557,902	125,071,159	121,720,201
Current Liability	52,652,084	49,396,422	44,103,479	44,304,173
Long Term Debt	36,958,836	37,926,017	41,529,946	38,830,361
Preferred shares	0	0	0	0
Capital Paid	21,267,548	21,390,853	21,390,853	20,892,437
Retained Earnings	19,104,313	19,837,246	17,994,825	17,833,683
TOTAL EQUITY	40,290,483	41,146,721	39,296,132	38,585,667
FINANCIAL REASONS	**YEAR REPORTED 2004**	**COMPARE TO PREVIOUS PERIOD 2003**	**COMPARE PREVIOUS PERIOD 2002**	**COMPARE TO PREVIOUS PERIOD 201**
Dividend / Share	$0.38	$0.180	$0.159	$0.266
Total Debt / Equity	2.23	2.12	2.18	2.15
Working Capital	6,403,253	8,979,410	7,888,244	3,279,320
Current Reason	1.12	1.18	1.18	1.07
Operative Profit / Financial Expenses	0.95	1.33	1.23	1.12

III PART
FINANCIAL STATEMENTS

We attach to this report the Annual Financial Statements audited by a independent Public Authorized Accountant.

IV PART
CORPORATIVE GOVERNMENT

In accordance with the guides and principles dictate by Agreement No. 12 of November 11, 2003, for the adoption of the recommendations and proceedings related to the good corporative government of the registered corporations, please answer the following questions in the following exhibit included, without prejudice of the additional explanations you estimate necessary or convenient.

MINIMUM CONTENTS

1. Indicate if at the internal of the corporation has been adopted rules and proceedings of a good corporative government? In affirmative case, if are based in any specific regulation.

The policies and practices of the Board of Directors of Grupo Melo incorporate norms of Corporative Government as it will be shown afterwards. This norms rule Grupo Melo and its affiliated corporations has been established on a volunteer manner previous to the fiscal year reported here.

The policies and practices of the Board of Directors of Grupo Melo, S.A., incorporates norms of Corporative Government, as it is shown in the Note No. 1 of its Financial Statements, Audited at December 31, 2004. These policies do not comply at 100% with what is stipulated in the Agreement 12-2003 of the Comision Nacional de Valores, nevertheless contains basic aspects on the issue of the Corporative Government. Is the intention of the Issuer in the medium term to adequate its policies to the requirements of the Agreement, at the international standards as well as others laws on force in the Republic of Panama.

2. Indicate if these rules or proceedings contemplate the following issues:

a. Supervision of the activities of the organization
Yes

b. Existence of independent criteria applicable to the designation of the Directors in charge of the shares control. The Partnership Agreement of Grupo Melo, S.A., establishes that any natural or juridical person may be elected as director without the necessity to be shareholder. The Directors are elected each year in the Share Holders General Assembly by simple majority.

c. Existence of independent criteria applicable to the designation of the Directors in charge of the Administration.
The Directors are elected each year in the Share Holders General Assembly by simple majority.
To create rules to avoid in the organization the power control within a reduced group of employees or directors.
NO.

d. Constitution of Commissions of Support as of: Comply and Administration of Risks, of Auditing.
There are three permanent committees of the Grupo Melo Board of Directors. Also is accustomed to constitute temporary special committees which have the purpose to analyze specific themes and to present proposals to the Board of Directors.

e. To celebrate working reunions of the Board of Directors, with minutes that reflect the taking of decisions. Monthly are celebrated the meetings of the Board of Directors and the Minutes of each meeting are written.

f. The right of every director and dignitary to collect and obtain information. To respect the right of every director and dignitary to obtain information. The Directors are able to contact directly the executives of the Group and to request the required information.

3. Indicate if a Code of Ethics has been adopted. If the answer is affirmative, please show the method to disclose it to whom it is directed.

There is a Code of Corporative Ethics directed to all the Directors, Dignitaries, Executives and employees of the Grupo.

BOARD OF DIRECTORS

4. Indicate if the regulations of the corporative government establishes parameters to the Board of Directors related to the following aspects:

a. Communication and information policies of the corporation with its shareholders and third persons.

No.

b. Conflict of interests between key Directors, Dignitaries and Executives, as well as decision taking.

It is used the practice that the Director that has a conflict of interests in the decision to be taken leaves the room of the Board of Directors while the other directors take the decision.

c. Policies and proceedings for the selection, hiring, retribution and destitution of the principal executives of the corporation.

No.

d. Systems of evaluation of the performance of key executives.

Evaluations are done of the performance of every executive every year.

e. Reasonable control of risks.

Exists a Committee of Auditing that evaluates the risks and watch over the compliance of norms and proceedings; an Executive Committee that evaluates the general risks of the business and dictates norms for its coverage; a Insurance Committee that evaluates the correct protection against disasters; a Credit Committee that evaluates the risks of the credit transactions. Each one of these Committees is handled as per the proceedings established by themselves.

f. Appropriate Book-keeping registers that reasonable reflects the financial position of the corporation.
The book-keeping is based in NIIF's and the Agreements that on this mater has issued the CNV. Exists an Auditing Committee that watches over the compliance of this norms and to whom report the External Auditors.

g. Protection of the assets, prevention and detection of frauds and other irregularities.
On each area exists personnel responsible to take care and guard the assets as a good father of family and depending or the hierarchy established in the Grupo.

h. An adequate representation of all the shareholders groups, including the minorities.
The Partnership Agreement of Grupo Melo contemplates the vote by simple majority and the Directors are selected in the Yearly Board of Shareholders. Nevertheless, actually the principal shareholders have representation in the Board of Directors.

i. Mechanisms of internal control of the handling of the corporation and the periodic supervision.
Control mechanisms has been established based in the operations and in international norms. These mechanisms are recorded in the Manual of Proceedings of the Comptrollership and other written documents. The supervision is carried out by each one of the persons that are charge that these proceedings are accomplished.

5. Indicate if the regulations of the corporative government contemplate incompatibilities of the members of Board of Director to demand or to accept payments or other fringe benefits, nor to pursue the acquisition of personal interests.
No

Arrange of the Board of Directors

6. a. Number of Directors of the Corporation.
11 Principal Directors and 2 Assistant Directors.

b. Number of the Directors, that are independent of the Administration.
7 of the Principal Directors are not employees of the Grupo.

c. Number or Directors that are independent of the Shareholders.
3 of the Principal Directors do not have shares or represent any shareholder.

SHAREHOLDERS

7. Foresee the rules of the mechanisms of the corporative government to assure the enjoyment of the rights of the shareholders, as:
a. Access to the information referent to criteria's of the corporative government and its observance.
No.

b. Access to the information referent to the criteria's to choose the external auditors.
No.

c. To exercise its right to vote in the shareholder meetings, in agreement with the Partnership Agreement and/o the by-laws of the corporation.

The Partnership Agreement of Grupo Melo, S.A. establishes the way to summon the share holders meetings which are fulfilled literally. The Summon is announced in the newspaper and notice of the meeting is sent by letter to each shareholder.

d. To have access to the information related to the compensation of the members of the Board of Directors.
The compensation of the members of the Board of Directors appears in the Note 21 of the Audited Financial Statements of Grupo Melo, S.A. which are of public information.

e. Access to the information referent to the compensation of the Key Executives.
No.

f. Knowledge of the outline of the shares compensation and other benefits offered to the employees of the corporation.
No.

COMMITTEES

8. Foresee the rules of the corporative government, to form the support committees as:

a. Auditing Committee; or its equivalent denomination
Yes

b. Committee of Risks Fulfillment and Administration; or its equivalent denomination
Exists a Committee of Insurance that reports to the Executive Committee on the Board of Directors

c. Committee to Evaluate and Postulate of independent directors and key executives; or its equivalent denomination
Committee of Executive Compensation

d. Others
Committee of Governability and Strategy

9. If the previous answer is affirmative, are those committees constituted for the period covered in this report?

a. Auditing Committee
Yes. Is a Permanent Committee

b. Committee of Risk Fulfillment and Administration
Yes. Is a Permanent Committee

c. Committee to Evaluate and to Postulate the independent directors and key executives.
Yes. Is a Permanent Committee.

Conforming the Committees

10. Indicate how are conformed the committees of:

a. Auditing (number of members and position of who conforms it, sample 4 Directors – 2 independent and the Treasurer)
4 Principal Directors – 2 independents

---

b. Risks Achieving and Administration
4. Principal Directors and the Grupo Comptroller

c. Committee to Evaluate and to Postulate the independent directors and the key executives
3 Principal Directors – the three independents and a Assistant Director.

V PART
PUBLISHING

The publishing media by which will be disclosed by the Grupo Melo, S.A. the Annual Actualization Report is the web page of Grupo Melo: www.grupomelo.com.pa from march 31,2005.

Legal Representative,
Grupo Melo, S.A.

Illegible signature

Eduardo Jaspe Lescure
Vice President

Consolidated Financial Statements

Report

Grupo Melo, S. A.

Years ended December 31, 2004 and 2003
with Independent Auditors' Report

CONTENTS

GENERAL INFORMATION

Directors

Arturo Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo Melo Klepitch	Principal Director, Chief Operational Officer of Food Production Companies, Secretary
Federico Melo Klepitch	Principal Director, Chief Operational Officer of Commercial and Lumber Production Companies,
Eduardo Jaspe	Principal Director, Vicepresident of Finance and Planning, Treasury
Virgilio Sosa	Principal Director
Manuel Cabarcos	Principal Director
Ricardo Delvalle	Principal Director
Nicolás Ardito Barletta	Principal Director
Alfonso De La Espriella	Principal Director
Miguel De Janón	Principal Director
Juan Carlos Fabrega	Principal Director
Laury Melo de Alfaro	Alternate
Federico Alvarado B.	Alternate

Registered Office
Via España 2313, Rio Abajo

Lawyers
Santamaría, Barrios y Ordoñez
Encobros.com
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Vergara, Anguizola y Asociados
Suárez, Castillero, Holmes & Richa
Jennifer Jacinto Fuentes
Rivera, Bolivar y Castañeda

Banks and Financial Institutions
Banco Continental de Panamá, S. A.
Banco Atlantico (Panamá), S. A.
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporación Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

ERNST & YOUNG

Contadores Públicos Autorizados
Apartado 0832-1575 World Trade Center
Panamá, Rep. de Panamá

Teléfono: 214-4400
Telefax: 214-4300 / 214-4301
E-mail: eyoung@pa.ey.com

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have audited the accompanying consolidated balance sheets of Grupo Melo, S. A. and its subsidiaries (the Group) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2004 and 2003, and of the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Ernst & Young

March 19, 2005
Panama, Republic of Panama

	Notes	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Interest-bearing loans and borrowings	12, 13	**B/. 23,808,034**	B/. 21,854,186
Negociable commercial securities	14	**4,000,000**	-
Bonds payable	15	**2,245,164**	6,369,311
Notes and accounts payable - trade		**18,148,298**	17,018,688
Reserve for seniority premium		**2,656,236**	2,520,739
Accrued expenses and other liabilities	11	**1,794,352**	1,633,498
		52,652,084	49,396,422
Non-Current Liabilities			
Interest-bearing loans and borrowings	13	**4,099,840**	7,071,857
Bond payables	15	**32,858,996**	30,854,160
Client deposits		**-**	2,660
Minority interest		**90,862**	86,082
		37,049,698	38,014,759
Commitments and contingency	25		
Shareholders' Equity			
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)		**21,390,853**	21,390,853
Treasury shares – 4,000		**(123,305)**	-
Retained earnings		**19,104,313**	19,837,246
Deemed dividend tax		**(81,378)**	(81,378)
Total Shareholders' Equity		**40,290,483**	41,146,721
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/. 129,992,265**	B/. 128,557,902

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2004 and 2003

	Notes	*2004*	*2003*
Revenue			
Net sales		**B/. 154,977,470**	B/. 134,731,226
Cost of sales		**(92,477,107)**	(72,222,207)
Gross income		**62,500,363**	62,509,019
Other income	22	**1,808,724**	820,179
Profit from changes in reasonable value less estimated cost to point of sale of the layer hens inventory and the reforestry investment		**966,554**	93,047
General and administrative expenses	23	**(54,974,716)**	(51,051,787)
Depreciation and amortization	9	**(4,995,225)**	(4,907,017)
Income from operative activities		**5,305,700**	7,463,441
Interest income		**598,496**	733,921
Interest and financial charges		**(5,585,370)**	(5,598,670)
Income from operative activities before income tax		**318,826**	2,598,692
Income tax	17	**(28,840)**	(206,240)
Income before participation in investment loss and minority interest		**289,986**	2,392,452
Participation in investment loss	8	**(113,881)**	(105,281)
Minority interest		**(14,322)**	(23,714)
Net income		**B/. 161,783**	B/. 2,263,457
Earnings per share	20	**B/. 0.07**	B/. 0.97

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2004 and 2003

	Note	Issued Capital	Treasury Shares	Retained Earnings	Deemed Tax	Total
At January 1, 2003		B/.21,390,853	B/. -	B/.17,994,825	B/. (89,546)	B/. 39,296,132
Net income		-	-	2,263,457	-	2,263,457
Dividends paid	18	-	-	(421,036)	-	(421,036)
Deemed dividend tax		-	-	-	8,168	8,168
At December 31, 2003		21,390,853	-	19,837,246	(81,378)	41,146,721
Net income		-	-	**161,783**	-	**161,793**
Dividends paid	18	-	-	**(894,716)**	-	**(894,716)**
Deemed dividend tax		-	(123,305)	-	-	(123,305)
At December 31, 2004		B/.21,390,853	B/. (123,305)	B/.19,104,313	B/. (81,378)	B/. 40,290,483

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004 and 2003

	Notes	*2004*	*2003*
Cash flows from operating activities			
Income before income tax		**B/. 318,826**	B/. 2,598,692
Adjustments for:			
Depreciation and amortization	9	**4,995,225**	4,907,017
Allowance for doubtful accounts and loans	5	**190,632**	513,067
Allowance for slow moving inventory		**-**	64,275
Reserve for seniority premiums		**374,101**	386,778
Profit resulted from changes in reasonable value less estimated costs to point of sale of the layer hens inventory and the reforestry investment		**(878,655)**	(93,042)
Interest paid		**5,585,370**	5,598,670
Interest earned		**(598,496)**	(733,921)
Operating results before changes in working capital		**9,987,003**	13,241,536
Notes and trade receivable		**(39,680)**	(1,899,728)
Loans receivable		**(10,244)**	126,823
Inventories		**(3,220,614)**	343,092
Layer hens inventory		**(172,441)**	(385,235)
Parceled land for sale		**168,683**	(107,700)
Prepaid expenses		**284,078**	(274,693)
Notes and accounts payable - trade		**1,129,610**	329,123
Accrued expenses and other liabilities		**160,854**	132,561
Seniority premiums paid		**(238,604)**	(295,320)
Client deposits		**(2,660)**	(49,174)
Cash proceeds from operations		**8,045,985**	11,161,285
Interest paid		**(5,585,370)**	(5,598,670)
Interest earned		**598,496**	733,921
Income tax paid		**(8,775)**	(25,172)
Net cash flows from operating activities		**3,050,336**	6,271,364
Cash flows from investing activities			
Severance fund		**(246,123)**	(92,521)
Investment, at equity	8	**(582,500)**	-
Purchase of properties, equipment and improvements, net of disposals	9	**(1,969,193)**	(6,893,429)
Forestry investment		**(244,230)**	(242,918)
Net cash flows used in investing activities		**(3,042,046)**	(7,228,868)

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from financing activities		
Other assets	**B/. 59,246**	B/. (895,168)
Loans payments and leasing obligations	**(47,846,168)**	(46,540,147)
Proceeds from loans and leasing obligations	**48,708,688**	50,454,558
Bonds issuance	**6,000,000**	3,000,000
Redemption of bonds	**(6,000,000)**	(5,778,539)
Dividends paid	**(894,716)**	(421,036)
Minority interest	**(9,542)**	-
Deemed dividend tax	**-**	8,168
Net cash flows from (used in) financing activities	**17,508**	(172,164)
Net increase (decrease) in cash	**25,798**	(1,129,668)
Cash at January 1	**2,599,587**	3,729,255
Cash at December 31	**B/. 2,625,385**	B/. 2,599,587

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

1. Corporate Information

The consolidated financial statements of Grupo Melo, S. A. for the years ended December 31, 2004 and 2003 were authorized for issue by a resolution of the Audit Commitee on March 19, 2005. Grupo Melo is a company incorporated in the Republic of Panama.

Grupo Melo, S. A. is the holding company of a conglomerate grouped into divisions for various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agricultural and industrial machinery, vehicles and related equipment; processing and sale of timber and construction materials; fast food restaurant chain, processing of chicken and poultry food mixing, real estate and reforestry. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pioneer Seed Co.

At December 31, 2004 and 2003 the Group had 3,005 pemanent employees and 357 temporary employees, and 2,884 permanent employees and 304 temporary employees, respectively.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of the Board of Directors of Grupo Melo set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates as a committee of the Board of Directors, in addition to a separate an Audit Committee.

Corporate Governance objectives, which were adopted since Grupo Melo's creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee Activities.
- To promote sound management practices
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance appraisal criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

1. Corporate Information (continued)

Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and evaluation of administrative and financial management performance.

Executive Committee

Executive Committee meets weekly and its decisions are ratified by Grupo's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo S. A. lists the functions of the Executive Committee as taking decisions on management, objectives and policies applicable to business which cannot wait for convening the Board of Directors. However, Executive Committee decisions are subject to confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors will always act on delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives and/or its affiliates, while Alternate Members are managers of Grupo Melo and/or its affiliates nominated by the Principal Members.

Board of Directors Permanent Committees

Audit Committee, Executive Compensation, and Corporate Governance & Strategic Planning are the three standing committees of Grupo Melo S. A.'s Board of Directors. These Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000. The current members are:

Audit Committee

Miguel de Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe - Principal
Federico F. Melo K. - Alternate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

1. Corporate Information (continued)

Executive Compensation and Corporate Governance

Alfonso de la Espriella - Principal
Juan Carlos Fabrega - Principal
Ricardo Delvalle - Principal
Laury Melo de Alfaro - Alternate

Corporate Governance and Strategic Planning

Arturo D. Melo S. - Principal
Nicolas A. Barletta - Principal
Arturo D. Melo K.- Principal
Juan C. Fabrega - Principal
Virgilio Sosa - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive in any honoraria.

Grupo Melo's Board of Directors usually constitutes special committees charged with responsibility to analyze specific issues and present recommendations to the Board.

Audit Committee

The functions of the Audit Committee are:

- Evaluate and approve Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies composing Grupo Melo, and to submit to the Board of Directors the recommendations resulting from such studies and analyses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

1. Corporate Information (continued)

Audit Committee (continued)

- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate action.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze audited and non-audited financial statements of the Group's affiliates, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant.
- To verify implementation of adopted corrective measures arrising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate/recommend studies on possible application of fiscal incentives.
- To analyze semi-annual business results of the Group's affiliates, in order to update appropriate tax planning projections and evaluate proposals from the Comptroller and Internal Auditors toward this end.
- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.
- In the process of discharging its responsabilities, the Committee may:
    - a) Undertake "in situ" visits/inspections to any of the Group's affiliates and administrative units, with advice to Grupo Melo's Chief Executive Officer.
    - b) Call before the Committee the Comptroller, the Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries, convening them with a minimum of 2 weeks prior notice and advising them of the issues to be discussed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

1. Corporate Information (continued)

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives on the market. For such purpose the Committee will provide the Director of Human Resources a philosophical framework and adequate procedures so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance evaluation program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Asçertain that executive personnel are compensated along industry standards. Gather information which allows to it compare the Group within the industry.
- Review level of rotation among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define the level of executives who participate in profit - sharing. Revise existing criteria.

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- Promote full compliance of corporate government parameters on the operations of Grupo Melo and its subsidiaries.
- To recommend amendment or expansion of Corporate Government rules to keep them updated to new requirements and new demands on the Governance framework.
- To ensure compliance of the institutional Code of Ethics.
- To act as consultant for the drawing up business strategic projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

1. Corporate Information (continued)

Principles of Corporate Ethics

The following Declaration of Principles of Corporate Ethics of the conglomerate known as Grupo Melo was approved on its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those we are accountable to, as well as to those with whom we do business (shareholders, consumers, suppliers, customers, competitors, employees, financial institutions, government entities, general public, among others) acknowledging their rights and legitimate interests, avoiding deception and disinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of their hierarchy within the Group, and see to it that there is no harassment nor discrimination, at any level of the organization.
- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and to work as a team toward best business results for the corporation; be conscious that we belong to a Group and that it is our duty to look out for its overall best interest; and use the organization's assets strictly for Group business.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withhold or falsified to anybody, least of all to the shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty not to reveal them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in affording opportunities within the Group, as well as toward groups or persons with direct or indirect relations with the organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

2. Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama law.

The consolidated financial statements have been prepared on a historical cost basis and are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Melo y Compañia, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Comercial de Materiales, S. A. (before Comercial Maderera, S. A.) Alimentos Melo, S. A., Empacadora Avícola, S. A., Comercial Avícola, S. A., Embutidos y Conservas de Pollo, S. A., Sarasqueta y Cia., S. A., Empolladora Panamá, S. A., Avícola Consolidada, S. A., Compañia Panameña de Maquinaria, S. A., Copama de Azuero, S. A., Copama de David, S. A., Inversiones Chicho, S. A., Maderas y Materiales de Construcción, S. A., Corporación Pio Pio, S. A., Ali Melo, S. A., Estrategias y Restaurantes, S. A., Restaurantes Melo, S. A., Altos de Vistamares, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Reforestadora El Zapallal, S. A., Reforestadora Los Miradores, S. A., Edificaciones y Materiales, S. A., Financiera Mercantil, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Ali Melo, S. A. and Industrial Maderera, S. A., which are not controlled by the Group.

Use of Estimates

Preparation of consolidated financial statements under International Financial Reporting Standards requires management to record several estimates and assumptions related to the presentation of assets, liabilities and contingent liabilities. Actual results might differ from said estimates. Estimates particularly susceptible to significant variation are those pertaining to the allowance for uncollectible accounts, as well as the allowance for slow moving inventory and reserve for seniority premium.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

2. Summary of Significant Accounting Policies (continued)

Cash

Cash on hand and in banks, which are held to maturity, are carried at cost.

Notes and Trade Receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for Slow Moving Inventory or Obsolescence

Management has an established policy for the determination of provisions for slow moving or obsolete inventories based on the type of product and on inventory rotation. Slow moving or obsolete inventory is reduced from the allowance. In order to determine the slow moving or obosolete inventory allowance the following criteria is used:

Machinery Division	
Agriculture and industrial parts	- 50% as of the 61 month
Agro-industrial tires	- 50% as of the 61 month
Truck tires	- 50% as of the 49 month
Car tires	- 50% as of the 37 month

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

2. Summary of Significant Accounting Policies (continued)

Allowance for Slow Moving Inventory or Obsolescence (continued)

Following 12 months, the remaining 50% of the monthly cost is provisioned.

Stores Division

Inventory of merchandise	P1 6 –12 months with no sales
	P2 12 – 24 months with no sales
	P3 24 or more months with no sales
	10% - 25 months
	15% - 26 to 36 months
	20% - 37 to 48 months
	55% - 48 or more months

Severance Fund / Seniority Premium and Accrued Indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of cause, a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

Investment in Related Firms

Investment in related firms over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related firms is included in income. The Group's investment in related firms consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A. and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, Equipment and Improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and any impairment in value. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 16 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

2. Summary of Significant Accounting Policies (continued)

Properties, Equipment and Improvements (continued)

Valuations are reviewed as of the date of statement, to review if they are registered in excess of their recoverable value and, where carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in operations.

Forest Investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the physical growth of the trees is recognized in operations.

Accounts Payable Trade and Accrued Expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms are carried at cost, defined as the fair value of consideration to be paid in future for goods and services as received, whether or not billed to the Group.

Interest Bearing-Loans and Borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Deferred Income Tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income-tax calculations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

2. Summary of Significant Accounting Policies (continued)

Deferred Income Tax (continued)

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years (and not on total accumulated losses), due to uncertainty of using this asset in future.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability, so as to achieve a constant interest rate on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share Capital

Ordinary share capital is recognized at the fair value of consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

Income

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

2. Summary of Significant Accounting Policies (continued)

Income Recognition (continued)

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. Cash

Cash was as follows as of December 31:

	2004	*2003*
Cash on hand	**B/. 72,843**	B/. 54,596
Current accounts	**2,552,542**	2,544,991
	B/. 2,625,385	B/.2,599,587

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

4. Notes and Trade Receivable, Net

Notes and trade receivable were comprised of the following as of December 31:

	2004	*2003*
Current portion of notes receivable	**B/. 8,117,748**	B/. 7,715,316
Trade receivables	**14,915,017**	15,456,600
	23,032,765	23,171,916
Allowance for doubtful accounts	**(527,177)**	(629,626)
	22,505,588	22,542,290
Accounts receivable - other:		
Employees	**219,986**	220,757
Other	**982,190**	1,095,669
	23,707,764	23,858,716
Less: current portion	**19,187,771**	21,623,835
	B/. 4,519,993	B/. 2,234,881

5. Loans Receivable, Net

A detail of loans receivable at December 31, is as follows:

	2004	*2003*
Automobile financing	**B/. 223,796**	B/. 231,216
Personal loans	**2,538**	3,505
Commercial loans	**46,907**	77,277
	273,241	311,998
Allowance for doubtful loans	**(174,092)**	(174,092)
	99,149	137,906
Deferred interest	**(64,597)**	(87,259)
Insurance	**(10,003)**	(36,342)
	B/. 24,549	B/. 14,305

6. Inventories

At December 31 inventories are detailed as follows:

	2004	*2003*
Goods and materials	**B/. 18,381,943**	B/. 16,445,326
Machinery and equipment	**2,045,614**	1,347,957
Automobiles and spare parts	**3,103,851**	2,552,029
Poultry, eggs and food	**2,848,939**	3,663,345
Other (tires and batteries)	**1,228,778**	1,273,419
	27,609,125	25,282,076
Allowance for slow moving or obsolete inventory	**(46,903)**	(64,275)
	27,562,222	25,217,801
Inventory in transit	**2,600,965**	1,724,772
	B/. 30,163,187	B/. 26,942,573

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

7. Inventory of Layer Hens

	2004	*2003*
Reconciliation of book value of layer hens as of January 1, 2004	**B/. 385,235**	B/. 464,245
Increase (decrease) due to sale, fatality and accumulated depreciation of layer hens	**172,441**	(79,010)
	B/. 557,676	B/. 385,235

IFRS 41establishes the presentation of the financial statements and information to be revealed related to agricultural activity, and biological transformation of live animals or biological assets.

8. Investment, at Equity

At December 31, investments were as follows:

	% of Participation	*Investment at Cost 2004*	*Investment at Cost 2003*
Procesadora Moderna, S. A.	**50%**	**B/. 1,848,909**	B/. 1,848,909
Endicott International Ltd.	**50%**	**-**	240,000
Compañia Ulises, S. A.	**50%**	**134,760**	134,760
Panama Grain Terminal, S. A.	**25%**	**100,000**	100,000
Bulk Cargo, S. A.	**50%**	**37,500**	37,500
Comercializadora Regional Centroamericana, S. A.	**16%**	**50,000**	50,000
Recuperación de Proteínas, S. A.	**50%**	**570,000**	-
		2,741,169	2,411,169
Participation on inicial accumulated losses		**(1,061,593)**	(956,312)
Participation on yearly loss		**(113,881)**	(105,281)
Withdrawal of investment		**116,695**	-
Participation on losses at end of year		**(1,058,779)**	(1,061,593)
		1,682,390	1,349,576
Other investments		**72,491**	59,991
		B/. 1,754,881	B/. 1,409,567

The investment in Panama Grain Terminal, S. A. is presented at cost, because the Company had no operations at December 31, 2003. Grupo Melo, S. A., sold the investment in Endicott International, Ltd. for 4,000 Grupo Melo, S. A. shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

9. Properties, Equipment and Improvements, Net

	Properties	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2004, net of accumulated depreciation and amortization	B/. 31,810,852	B/. 18,977,110	B/. 709,766	B/. 3,184,344	B/. 54,682,072
Additions	752,186	2,851,470	278,599	2,190,833	6,073,088
Reclassifications	783,952	149,669	(25,767)	(907,854)	-
Disposals	(92,734)	(312,623)	-	(3,994,229)	(4,399,586)
Disposals depreciation	83,328	212,363	-	-	295,691
Depreciation and amortization	(1,521,022)	(3,038,500)	(435,703)	-	(4,995,225)
At December 31, 2004, net of accumulated depreciation and amortization	B/. 31,816,562	B/. 18,839,489	B/. 526,895	B/. 473,094	B/. 51,656,040
At January 1, 2004					
At cost	B/. 45,298,688	B/. 53,702,523	B/. 5,937,838	B/. 3,184,344	B/. 108,123,393
Accumulated depreciation and amortization	(13,487,836)	(34,725,413)	(5,228,072)	-	(53,441,321)
Net carrying amount	B/. 31,810,852	B/. 18,977,110	B/. 709,766	B/. 3,184,344	B/. 54,682,072
At December 31, 2004					
At cost	B/. 46,715,850	B/. 56,465,016	B/. 6,284,980	B/. 473,094	B/. 109,938,940
Accumulated depreciation and amortization	(14,899,288)	(37,625,527)	(5,758,085)	-	(58,282,900)
Net carrying amount	B/. 31,816,562	B/. 18,839,489	B/. 526,895	B/. 473,094	B/. 51,656,040

Several properties guarantee credit agreements of the Group's companies. (Notes 12, 13 and 15)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

10. Forestal Investment

The reforestry investment is regulated by Executive Decree No.89 (of November 8, 1993) which regulates Law No.24 of November 23, 1992 and is as follows:

	1996	*1997*	*1998*	*1999*	*2000*	*2001*	*2002*	*2003*	*2004*	***Total* 2004**	*Total 2003*
Reforestadora Los Miradores, S. A.	B/. 527,037	B/. -	B/. 101,109	B/. 28,207	B/. 20,117	B/. 21,980	B/. 29,680	B/. 22,208	B/. 41,479	**B/. 791,817**	B/. 750,338
Reforestadora El Zapallal, S. A.	-	258,000	268,950	250,145	135,379	94,484	118,105	149,494	202,751	**1,477,308**	1,274,557
Profits from changes on the reasonable value less estimated costs of sales	-	-	-	-	-	-	-	93,047	878,655	**971,702**	93,047
	B/. 527,037	B/. 258,000	B/. 370,059	B/. 278,352	B/. 155,496	B/. 116,464	B/. 147,785	B/. 264,749	B/. 1,122,885	**B/. 3,240,827**	B/. 2,117,942

Disbursements made during 2003 are due to the costs of treatment and maintenance of the equipment, transportation and freight, cut and cleaning performed in the reforestation activity. The forestry investment in Reforestadora Los Miradores, S. A. involves species such as: teak, pine, cedro espino, laurel, oak, eucaliptus, terminalia on a total 280 hectares. The forestry investment in Reforestadora El Zapallal involves species such as: cedro espino and teak on a total 597.3 hectares, of which 38.3 hectares are in access roads, hunting and security areas.

The Company has currently recognized profits resulting from changes in reasonable value less estimated costs of sales of the reforestation investment attributed to physical changes. The increased gain of B/.1,081,144, less the loss of B/.109,442, turned a profit of B/.971,702 from which B/.878,655 are for the year 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

11. Accrued Expenses and Other Liabilities

The following is a detail of accrued expenses and other liabilities at December 31:

	2004	*2003*
Reserve for vacations	**B/. 557,466**	B/. 454,739
Income tax and social security	**417,455**	405,708
XIII Month	**66,800**	112,988
Managers' profit sharing	**98,002**	182,132
Interest payable	**154,524**	122,864
Payroll deductions and others	**500,105**	355,067
	B/.1,794,352	B/. 1,633,498

12. Credit Agreements

The Group has contractual arrangements for short-term credit lines with eleven banks for up to B/.32,700,000. Such agreements bear maturity dates and may be reviewed and renewed on a yearly basis. As of December 31, 2004, Grupo Melo has used credit lines for the amount of B/.20,626,354. Subsidiary companies use these collective credit facilities.

Credit agreements bear the following covenants and guarantees:

- Mortgage and antichresis on properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041, 50016, 7576, 6955, 34840, 38740, 37038, 99848 and 2733.

- Dividends and/or loans to shareholders are allowed, for up to 50% of yearly net earnings, as long as the debt to capital ratio is not greater than two and one half to one (2.5:1).

- The debt to capital ratio should not exceed two and one half to one (2.5:1).

The Group has issued crossed guarantees to secure the global indebtedness of Grupo Melo, S. A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

13. Interest - Bearing Loans and Borrowings

At December 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*	*2004*	*2003*
Short - Term				
Overdraft and bank loans	5-7.5%	2005	**B/.20,626,354**	B/. 18,619,170
Mortgages	5-7.5%	2005	**2,733,920**	2,692,255
Capital lease agreements	7-9%	2005	**447,760**	542,761
			B/.23,808,034	B/. 21,854,186

	Interest	*Maturities*	*2004*	*2003*
Long - Term				
Mortgages	5-7.5%	2009	**B/. 3,988,932**	B/. 6,835,231
Capital lease agreements	7-9%	2007	**110,908**	236,626
			B/. 4,099,840	B/. 7,071,857

Mortgages Loans

Mortgages bear the following security:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962,3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799 and 34811.
- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

14. Commercial Negotiable Securities

The Panama National Securities Commission authorized Sarasqueta y Cia., S. A. to float to the general public an issue of Commercial Negotiable Securities (V.C.N.) up to a maximum of Five Million Balboas (B/.5,000,000). As of December 31, 2004 the Company had placed B/.4,000,000 on the Securities Market. This V.C.N. bears renewable maturity of 180 days from the date of issuance in 2004. The maturity dates are from February to June, 2005, and the bonds generate an interest based in a referenced annual rate of 5 – 5.5%, payable on maturity to the holder.

This issue is backed up with the general credit of Sarasqueta y Cia, S. A. and several bonds of Grupo Melo, S. A.

15. Bonds Payable

The issues are secured by the general credit of the issuing corporations, plus a trust covering negotiable instruments, and the joint guarantee of Grupo Melo, S. A.

The indentures are secured by the following:

- Mortgages and antichreses on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984 y 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724 y 211403, 23047, 29513, 11986, 16857, 39570, 41088, 54049, 123985, 23394, 27399, 27665, 33786, 49008, 55655, in addition to parcels 39226, 40371, 40381, 40391, plus others on which the Manuel E. Melo factory is located.

The details of the bonds payable are as follow:

__Altos de Vistamares, S. A.__

	2004	*2003*
Bond issue with a face value of B/.3,000,000 floated serially, bearing interest payable quarterly, at an adjustable rate based on prime + 2.25% p.a., which shall never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	**B/. 3,000,000**	B/. 3,000,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

15. Bonds Payable (continued)

	2004	2003
Financiera Mercantil, S. A.		
Bond issue with a face value of B/.15,000,000 floated serially bearing fixed interest of 8.25% p.a. payable quarterly, maturing in December 2012.	**B/. 12,604,161**	B/.13,723,471
Sarasqueta y Cía, S. A.		
Bond issue with a face value of B/.5,000,000 floated serially, bearing interest payable quarterly at 8% p.a., maturing in December 2006.	**5,000,000**	5,000,000
Bond issue with a face value of B/.4,250,000, floated as Series B, bearing interest at 8.75%, p. a., which matured in December 2004.	**-**	4,250,000
Bond issue with a face value of B/.1,750,000 floated as Series C, bearing a rate of 9.25%, p.a., maturing in December 2005 (called in advance).	**-**	1,750,000
Bond issue with a face value B/.1,500,000, floated as Series A, bearing an interest rate based on Prime Rate plus 2.5%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.	**1,500,000**	-
Bond issue with a face value of B/.1,500,000 floated as Series B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.	**1,500,000**	
Bond issue with a face value of B/.1,500,000 floated as Series C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**1,500,000**	-
Bond issue with a face value of B/.1,500,000 floated as Series D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**B/. 1,500,000**	B/. -
	11,000,000	11,000,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

15. Bonds Payable (continued)

Embutidos y Conservas de Pollo, S. A.

A. **Series A:** Series A bonds matured December 2004. The interest rate was fixed at 9.5% p.a.	-	1,000,000
B. **Series B:** Series B bonds shall mature from December 2005. The interest rate is fixed at 9.75% p.a..	**1,000,000**	1,000,000
C. **Series C:** Series C bonds shall mature from December 2006. The interest rate is fixed at 10% p.a.	**1,500,000**	1,500,000
D. **Series D:** Series d bonds shall mature from December 2007. The interest rate is fixed at 10.25% p.a	**1,500,000**	1,500,000
E. **Series E:** Series E bonds shall mature from December 2008. The interest rate is fixed at 10.5% p.a.	**1,500,000**	1,500,000
F. **Series F:** Series F bonds shall mature from December 2009. The interest rate is fixed at 10.75% p.a.	**1,500,000**	1,500,000
G. **Series G:** Series G bonds shall mature from December 2010. The interest rate is fixed at 11% p.a.	**1,500,000**	1,500,000
	2004	*2003*
	B/. 8,500,000	B/. 9,500,000
Total	**35,104,161**	37,223,471
Less: Current portion	**2,245,165**	6,369,311
	B/. 32,858,996	B/. 30,854,160

Interest Paid

Interest payments on loans, bonds, and leasing contracts totaled B/.5,585,370 (2003 - B/.5,598,670).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

16. Industrial Incentives

Empacadora Avicola, S. A., Sarasqueta y Cia, S. A., Maderas y Materiales de Construcción, S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollo, S. A. were granted, by virtue of its registration in the Offical Register of the Industry, the industrial incentive for research and development of the local industries and exports, under Law No.3 of March 20, 1986. For Empacadora Avicola, S. A., Sarasqueta y Cia, S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollo, S. A. this incentive was extended to 2010, while that to Maderas y Materiales de Construcción, S. A was extended until 2009.

The companies have been accorded, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories and raw materials to be used in the manufacturing of their products.

b) Exemption of income taxes on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Loss-carryforward to be applied against taxable income for three years following the period in they were incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

17. Income Tax

Major components of tax expense for the year ended December 31 were:

	2004	2003
Current:		
Income tax	**B/. (40,914)**	B/. (134,456)
Deferred:		
Income tax	**12,074**	(71,784)
Income tax expense	**B/. (28,840)**	B/. (206,240)

	2004	2003
Tax benefits from manufacturing tax incentives:		
Total income tax expense without tax benefits:		
Department stores	**B/. (1,256)**	B/. (10,231)
Poultry	**(122,051)**	(393,843)
Machinery	**(18,626)**	(20,800)
Restaurants	**(14,266)**	(100,325)
Real estate	**(6,227)**	-
Services - Edimasa	**-**	(2,146)
	(162,426)	(527,345)
Tax benefits:		
Poultry	**121,512**	392,889
Total income tax expense	**B/. (40,914)**	B/. (134,456)

Deferred tax assets

Deferred taxes at December 31 relates to the following:

	Computation Basis	*2004*	*2003*
Seniority premium	**B/. 1,062,149**	**B/. 318,645**	B/. 292,624
Carryforward losses	**972,212**	**291,664**	320,409
	B/. 2,034,361	**B/. 610,309**	B/. 613,033

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

17. Income Tax (continued)

The Group computed a deferred tax asset for the amount of B/.610,309 at December 31, 2004. These balances are mainly the result of reserves for seniority premiums prior to 1993 plus current period's loss of Maderas y Materiales de Construccion, S. A. which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.2,034,361 at December 31, 2004. According to tax rules, in the case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution effected to the severance fund.

According to International Financial Reporting Standards No.12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2004.

18. Dividends Paid

During year 2004, dividends of B/.0.38 per ordinary share (totaling B/.894,716) were declared and paid.

During year 2003, dividends of B/.0.18 per ordinary share (totaling B/.421,036) were declared and paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

19. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is broken down further into production, animal food, marketing and added value products areas. The segment of foods – animal feed is where breeders are raised to maturity, to begin their reproductive cycle when hens will produce fertile eggs for the incubation facilities. The segment of animal feeds is specialized in the production of balanced inputs for animals, particularily for poultry. The food – marketing segment is responsible for selling and distributing live plus processed chicken, eggs and poultry based products. The segment food value added is the business unit responsible for processing and marketing food stuffs made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transport. Aditionally, it provides garage repair services for said vehicles and equipment.

The lumber segment is dedicated to manufacture of solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is charged with development of plots of land for sale in mountain projects with cooler climate.

The reforestry segment is where reforestry projects are developed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 of December of 2004 and 2003

19. Segment Information (continued)

		Consolidated	Eliminations Dr.	Eliminations Cr.	Total	Grupo Melo, S. A.	Stores Division	Poultry Division	Machinery Division	Lumber Division	Restaurants Division	Real States Division	Reforestation Division	Edificaciones y Materiales, S.A.	Financiera Mercantil, S. A.
ASSETS															
Current Assets															
Cash	B	2,625,385	-	-	2,625,385	100,718	238,008	1,514,842	123,312	214,781	210,790	83,805	-	12,592	126,537
Notes and trade receivable, net		19,187,771	-	-	19,187,771	3,001	3,618,349	7,757,300	4,900,638	507,821	34,970	2,288,970	-	75,394	1,328
Loans receivable, net		24,549	-	-	24,549	-	-	-	-	-	-	-	-	-	24,549
Inventories		30,163,187	-	-	30,163,187	-	9,013,503	9,271,581	7,982,286	3,195,053	390,844	309,920	-	-	-
Inventories of layer hens		557,676	-	-	557,676	-	-	557,676	-	-	-	-	-	-	-
Parceled land for sale		3,562,174	-	-	3,562,174	-	-	-	-	-	-	3,562,174	-	-	-
Prepaid income tax		634,028	-	-	634,028	50	137,124	268,193	121,836	16,198	57,152	9,274	30	2,146	22,025
Severance fund		1,874,301	-	-	1,874,301	-	252,884	1,093,471	184,884	43,762	205,134	91,133	-	-	3,033
Prepaid expenses		426,266	-	-	426,266	-	48,946	275,605	58,885	15,143	21,342	4,674	-	-	1,671
Dividends receivable - subsidiaries		-	-	472,354	472,354	472,354	-	-	-	-	-	-	-	-	-
Accounts receivable - subsidiaries		-	-	53,488,395	53,488,395	10,796,114	385,153	10,017,341	215,733	6,058,842	110,302	9,672	3,672	10,959	25,880,607
		59,055,337	-	53,960,749	113,016,086	11,372,237	13,693,967	30,756,009	13,587,574	10,051,600	1,030,534	6,359,622	3,702	101,091	26,059,750
Non-Current Assets															
Notes receivable, net of current portion		4,519,993	18,321	-	4,501,672	-	-	-	-	-	-	4,501,672	-	-	-
Deferred income tax		610,309	-	-	610,309	-	40,184	481,071	39,686	3,796	32,036	13,536	-	-	-
Investment subsidiaries		-	-	19,791,005	19,791,005	17,464,648	721,357	940,000	665,000	-	-	-	-	-	-
Investment, at equity		1,754,881	-	-	1,754,881	162,500	-	1,552,943	39,438	-	-	-	-	-	-
Raw land		5,352,680	-	-	5,352,680	-	-	-	-	-	-	5,352,680	-	-	-
Properties, equipment and improvements, net		51,656,040	-	-	51,656,040	-	4,632,928	35,309,229	3,638,232	3,503,933	2,237,359	2,259,823	69,020	-	5,516
Forestry investment		3,240,827	971,702	-	2,269,125	-	-	-	-	-	-	-	2,269,125	-	-
Other assets		3,802,198	-	-	3,802,198	-	351,337	2,758,881	70,951	163,995	101,165	255,930	-	-	99,939
		70,936,928	990,023	19,791,005	89,737,910	17,627,148	5,745,806	41,042,124	4,453,307	3,671,724	2,370,560	12,383,641	2,338,145	-	105,455
TOTAL ASSETS		129,992,265	990,023	73,751,754	202,753,996	28,999,385	19,439,773	71,798,133	18,040,881	13,723,324	3,401,094	18,743,263	2,341,847	101,091	26,165,205
LIABILITIES AND SHAREHOLDERS' EQUITY															
Current Liabilities															
Interest-bearing loans and borrowings	B/.	23,808,034	-	-	23,808,034	-	3,527,058	11,324,909	4,840,955	1,830,052	17,098	1,217,309	-	-	1,050,653
Negociable Comercial Securities		4,000,000	-	-	4,000,000	-	-	4,000,000	-	-	-	-	-	-	-
Bonds payable		2,245,164	-	-	2,245,164	-	-	1,000,000	-	-	-	-	-	-	1,245,164
Notes and accounts payable - trade		18,148,298	-	-	18,148,298	20,000	4,524,010	7,914,663	4,585,142	208,368	571,611	312,951	655	3,934	6,964
Reserve for seniority premium		2,656,236	-	-	2,656,236	-	413,262	1,594,483	220,786	43,762	253,183	126,375	-	-	4,385
Accrued expenses and other liabilities		1,794,352	45,599	-	1,839,951	5,992	223,508	1,057,484	145,631	71,481	181,884	129,688	-	2,857	21,426
Dividends payable		-	472,354	-	472,354	-	68	168,110	138,465	63,877	46,856	54,978	-	-	-
Accounts payable - subsidiaries			53,488,395	-	53,488,395	74,292	10,055,527	9,123,352	6,693,601	11,377,298	1,993,729	3,776,240	17,292	79,767	10,297,297
		52,652,084	54,006,348	-	106,658,432	100,284	18,743,433	36,183,001	16,624,580	13,594,838	3,064,361	5,617,541	17,947	86,558	12,625,889
Non-Current Liabilities															
Interest-bearing loans and borrowings		4,099,840	-	-	4,099,840	-	19,214	1,011,979	1,193,942	15,794	7,443	12,846	-	-	1,838,622
Bonds payable		32,858,996	-	-	32,858,996	-	-	18,500,000	-	-	-	3,000,000	-	-	11,358,996
Minority interest		90,862	-	-	90,862	-	-	-	-	-	90,862	-	-	-	-
		37,049,698	-	-	37,049,698	-	19,214	19,511,979	1,193,942	15,794	98,305	3,012,846	-	-	13,197,618
Shareholders' Equity															
Issued capital		21,390,853	19,751,317	5,911	41,136,259	20,435,953	352,157	8,843,129	1,608,605	2,367,412	150,945	2,961,191	2,323,900	3,582	2,089,385
Treasury shares		(123,305)	-	-	(123,305)	(123,305)	-	-	-	-	-	-	-	-	-
Retained earnings		19,104,313	29,619,303	30,609,326	18,114,290	8,586,453	325,748	7,332,279	(1,386,246)	(2,254,720)	87,483	7,160,029	-	10,951	(1,747,687)
Deemed dividend tax		(81,378)	-	-	(81,378)	-	(779)	(72,255)	-	-	-	(8,344)	-	-	-
Total Shareholders' Equity		40,290,483	49,370,620	30,615,237	59,045,866	28,899,101	677,126	16,103,153	222,359	112,692	238,428	10,112,876	2,323,900	14,533	341,698
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	B/.	129,992,265	103,376,968	30,615,237	202,753,996	28,999,385	19,439,773	71,798,133	18,040,881	13,723,324	3,401,094	18,743,263	2,341,847	101,091	26,165,205

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
31 of December of 2004

19. Segment Information (continued)

	Consolidated	Eliminations Dr.	Eliminations Cr.	Total	Grupo Melo. S. A.	Stores Division	Poultry Division	Machinery Division	Lumber Division	Restaurants Division	Real States Division	Reforestation Division	Edificaciones y Materiales, S.A.	Financiera Mercantil, S. A.
Revenue														
Net sales	B/. 154,977,470	-	-	154,977,470	-	42,413,893	72,761,138	19,752,403	2,852,477	11,352,399	5,845,160	-	-	-
Net sales - affiliated external	-	26,177,987	-	26,177,987	-	2,441,310	14,705,394	1,304,798	7,197,961	468,507		-	60,017	-
	154,977,470	26,177,987	-	181,155,457	-	44,855,203	87,466,532	21,057,201	10,050,438	11,820,906	5,845,160	-	60,017	-
Cost on sales	(92,477,107)	-	26,117,970	(118,595,077)	-	(35,581,458)	(52,522,642)	(16,215,947)	(7,399,152)	(4,990,098)	(1,885,780)	-	-	-
Gross Income	62,500,363	26,177,987	26,117,970	62,560,380	-	9,273,745	34,943,890	4,841,254	2,651,286	6,830,808	3,959,380	-	60,017	-
Gained dividends	-	1,003,747	-	1,003,747	1,003,747	-	-	-	-	-	-	-	-	-
Others Incomes	1,808,724	1,223,321	-	3,032,045	-	352,367	2,219,493	122,151	23,626	39,282	174,870	-	886	99,370
Profit from changes in the reasonable value less	-	-	-	-	-	-	-	-	-	-	-	-	-	-
estimated cost to point of sale of the layer hens	966,554	-	878,655	87,899	-	-	87,899	-	-	-	-	-	-	-
inventory and the reforestry investment.	-	-	-	-										
General and administrative expenses	(54,974,716)	-	1,283,338	(56,258,054)	(10,487)	(8,470,862)	(33,518,251)	(3,723,295)	(1,614,917)	(6,372,066)	(2,341,658)	-	(60,242)	(146,276)
Depreciation and amortization	(4,995,225)	-	-	(4,995,225)	-	(721,794)	(2,964,076)	(271,339)	(410,282)	(427,508)	(199,121)	-	-	(1,105)
Income (loss) from operating activities	5,305,700	28,405,055	28,279,963	(57,129,588)	993,260	(8,840,289)	(34,174,935)	(3,872,483)	(2,001,573)	(6,760,292)	(2,365,909)	-	(59,356)	(48,011)
Interest income	598,496	1,214,248	-	1,812,744	-	36,423	34,666	-	-	-	350,343	-	-	1,391,312
Interest and financial charges	(5,585,370)	-	1,214,248	(6,799,618)	-	(453,451)	(3,049,131)	(660,683)	(646,261)	(32,364)	(626,576)	-	-	(1,331,152)
Income (loss) from operative activities before income tax	318,826	29,619,303	29,494,211	443,918	993,260	16,428	(2,245,510)	308,088	3,452	38,152	1,317,238	-	661	12,149
Income tax:														
Current	(40,914)	-	-	(40,914)	-	(1,256)	(539)	(18,626)	-	(14,266)	-	-	-	(6,227)
Deffered	12,074	-	-	12,074	-	4,403	308,614	9,720	(315,611)	3,080	2,079	-	-	(211)
Income tax:	(28,840)	-	-	(28,840)	-	3,147	308,075	(8,906)	(315,611)	(11,186)	2,079	-	-	(6,438)
Income before participation in investment loss and minority interest	289,986	29,619,303	29,494,211	415,078	993,260	19,575	(1,937,435)	299,182	(312,159)	26,966	1,319,317	-	661	5,711
Participation in investment loss	(113,881)	-	-	(113,881)	-	-	(113,881)	-	-	-	-	-	-	-
Minority interests	(14,322)	-	-	(14,322)	-	-	-	-	-	(14,322)	-	-	-	-
Net income (loss)	161,783	29,619,303	29,494,211	286,875	993,260	19,575	(2,051,316)	299,182	(312,159)	12,644	1,319,317	-	661	5,711

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (ACCUMULATE DEFICIT)

For the year ended 31 December of 2004

	Consolidated	Eliminations Dr.	Eliminations Cr.	Total	Grupo Melo. S. A.	Stores Division	Poultry Division	Machinery Division	Lumber Division	Restaurants Division	Real States Division	Reforestation Division	Edificaciones y Materiales, S.A.	Financiera Mercantil, S. A.
At January 1, 2004	B/. 19,837,246	-	111,368	19,725,878	8,498,572	318,141	9,908,315	(1,579,464)	(1,878,684)	84,447	6,115,604	-	12,345	(1,753,398)
Net income (loss)	161,783	29,619,303	29,494,211	286,875	993,260	19,575	(2,051,316)	299,182	(312,159)	12,644	1,319,317	-	661	5,711
	19,999,029	29,619,303	29,605,579	20,012,753	9,491,832	337,716	7,856,999	(1,280,282)	(2,190,843)	97,091	7,434,921	-	13,006	(1,747,687)
Capitalized earnings	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends paids	(894,716)	-	1,003,747	(1,898,463)	(905,379)	(11,968)	(524,720)	(105,964)	(63,877)	(9,608)	(274,892)	-	(2,055)	-
At December 31, 2004	B/. 19,104,313	29,619,303	30,609,326	18,114,290	8,586,453	325,748	7,332,279	(1,386,246)	(2,254,720)	87,483	7,160,029	-	10,951	(1,747,687)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

20. Basic Earning per Share

Basic earnings per share are calculated by dividing the years net income, per the number of common shares or the number of shares issued and in circulation.

	2004	*2003*
Net income pertaining to shareholders Common shares for basic earnings	**B/. 161,783**	B/. 2,263,457
Number of common shares issued Applicable for basic net income per share	**2,324,314**	2,328,314
Basic earnings per share	**B/. 0.07**	B/. 0.97

There were no other transactions refered to common shares since the date of the report and prior to completion of these financial statements.

21. Directors Fees

The members of the Board of Directors received global honoraria for B/.429,871 (2003 – B/.433,267). Of these amounts, Directors of Grupo Melo with management functions received B/.377,271 (2003 – B/.374,367) and external Directors without functions within the Group received B/.52,000 (2002 – B/.58,900).

22. Other Income

	2004	*2003*
CATS	**B/. 386,190**	B/. 339,413
Sale of fixed assets	**364,370**	42,561
Commitions and discounts to suppliers	**173,081**	-
Uncollectable accounts	**127,004**	69,221
Deeds services	**77,933**	-
Rentals	**77,056**	89,242
Services	**117,130**	-
Interests earned	**60,056**	-
Parceled land maintenance	**36,416**	-
Taxes refused	**68,801**	-
Freights	**10,452**	11,656
Miscelaneous	**310,235**	268,086
	B/. 1,808,724	B/. 820,179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

23. General and Administrative Expenses

A detail of general and administrative expenses for the years ended December 31 is as follows:

	2004	*2003*
Salaries, commissions and premiums	**B/. 15,458,132**	B/. 14,414,303
Indemnities and severance fund	**350,103**	424,396
Bonuses and XIII Month	**2,952,624**	2,315,821
Payroll taxes	**2,234,480**	2,038,460
Insurance and professional risks	**278,083**	281,907
Attendance fees and representation allowances	**806,574**	804,989
Employees participation in earnings	**176,937**	193,412
Travel, allowance and transportation	**885,982**	993,501
Legal and professional fees	**1,757,835**	1,811,347
Cable and telegram	**1,686**	1,593
Insurance	**415,861**	610,636
Rent	**1,667,729**	1,421,962
Electricity, telephone and water	**4,189,553**	3,782,906
Repair and maintenance	**2,706,914**	2,859,283
Cleaning	**1,127,854**	1,121,431
Inventory	**219,151**	161,653
Packaging, bags and paper	**2,175,878**	2,163,901
Office expenses	**666,444**	721,791
Stamps and sealed paper	**211,700**	196,258
Taxes	**718,056**	772,880
Bad debts	**190,632**	513,067
Donations and contributions	**111,174**	31,607
Delivery, freight and transport	**2,514,996**	2,249,082
Fumigation and medical expenses	**763,304**	817,500
Advertising	**1,804,361**	1,376,977
Bank charges	**488,408**	384,455
Poultry depreciation and amortization	**1,222,669**	1,303,526
Gas and lubricants	**2,183,538**	1,533,220
Vehicle	**578,039**	426,835
Vehicle maintenance and spare parts	**748,813**	797,191
Supply and materials	**715,855**	612,673

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

23. General and Administrative Expenses (continued)

	2004	*2003*
Breeds	**B/. 297,301**	B/. 309,403
Sales tax	**597,655**	790,568
Vacations reserve	**1,424,807**	1,045,168
Selling expenses	**1,180,091**	1,007,297
Tools	**31,436**	34,203
Penalties and charges	**7,634**	3,395
Employee benefits	**1,413,150**	988,566
Services and purchases	**374,746**	260,547
Seniority premium expense	**249,319**	386,221
Equipment rent	**31,456**	105,536
Organization expenses	**-**	27,081
Expenses transferable to cost	**(1,553,622)**	(1,810,636)
Lumber inventory adjustments	**-**	321,155
Miscellaneous	**597,378**	444,720
	B/. 54,974,716	B/. 51,051,787

24. Operational Results on the year 2004

Consolidated results of Grupo Melo, S. A. as of December 31, 2004 were impacted by external non recurrent factors which affected the Poultry Division which generates 51% of the Group's sales.

The price of raw materials increased around the world, specially in the price of soybeans and corn, major components of the poultry feed which represent 48% of its cost of production. The price of soy beans increased B/.98.25 per ton in relation to 2003, which translates into an increase in cost of sales of B/.2,928,000 for the year. The price of corn increased B/.19.07 per ton, and represented an increase in the cost of sales of B/.1,125,000. The total increase related to these events was B/.4,053,000. Also, the price of a pound of its cost of processed poultry sold in the local market was deppressed during 2004, dropping to a maximum drop of B/.0.0337 per pound of poultry sold, which represented an additional B/.2,056,000.

During 2004, the Group recogniced revenue due to growth in the forestry investment, based on the International Financial Reporting Standard number 41, in the amount of B/.878,655.

Purchase of raw materials

As of today, the Group has already purchased imputs for the year 2005, which may reduce the production cost of animal feed by about B/.3,800,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

25. Commitments and Contingencies

Commitments and contingencies are detailed as follows:

Capital Lease Obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

		2004		*2003*
Within one year	**B/.**	**447,760**	B/.	542,761
More than one year, but less than five years		**100,908**		236,626
	B/.	**548,668**	B/.	779,387

Technology License and Technical Assistance Agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc., entering into the following contract are obligations:

1. Effective for a ten-year period from October 1, 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate with no less than thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with a minimum annual payment of B/.200,000.

Contingencies

Civil Proceedings

There is a civil proceeding brought by Pavensa Overseas, S. A. against Grupo Melo, S. A., Cultivos Técnicos de Panama, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. claiming damages, including lost profits, pain and suffering, social and commercial loss with respect of construction defects of the plaintiff's house in El Valle de Antón, Cocle province. Claim amount is B/.500,000. The suit is on appeal in the Superior Court because both parties appealed against the Lower Court Judgement No.24 of July 8, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

25. Commitments and Contingency (continued)

Civil Proceedings (continued)

The judgement under appeal had sentenced Altos de Vistamares, S. A. and Construcciones Campestres, S. A. jointly and severally to pay Pavensa Overseas, S. A. B/.19,773 for damages, labor and materials for the construction by the plaintiff of improvements and is pending completion of works.

Complaints

Civil Proceedings

There is a civil proceeding brought by Olmedo Acevedo Sevillano, Eduardo Bustamante, Domingo Gonzalez, G., Armando Paredes y Rolando Morales against Melo y Cia., S. A. and others. This suit is pending admissibility and discovery.

There is a civil proceeding filed by Import Export Company Limited (Amex Ltd.) against Arias & Arias Consulting, Cambria Mystic Corp., and Maderas y Materiales de Construccion, S. A., This complaint is pending service of process.

Criminal and Administrative actions

Criminal process for involuntary manslaughter (car accident) against Rolando Vargas, where a motion for damages was filed against Melo y Cia., S. A. (Penonome & Chorrera), now Melo y Cia., for B/.2,377,913. Transcription for the hearing of December 29, 2003 is currently underway at the First Criminal Court of Penonome.

The Group has appropriate insurance cover for almost all these actions.

There are eight administrative actions in the appeal stage in sundry traffic courts, as well as criminal processings for crimes against life and limb (personal lesions or involuntary manslaughter) resulting from car accidents which involved Grupo Melo, S. A. y Subsidiarias personnel driving corporate property.

In both administrative and criminal processes lawyers are ably defending Grupo Melo, S. A. y Subsidiarias interests. However, in the event of outcomes adverse to Grupo Melo, S. A. y Subsidiarias, the Company may be exposed to civil suits for damages caused in the car accidents which gave rise to these lawsuits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

25. Commitments and Contingency (continued)

Labor Lawsuits

Poultry Division

Labor suit seeking annualment of a termination by mutual consent agreement, brought by Juan Manuel Peña against Grupo Melo, S. A. and/or Empacadora Avicola, S. A. This carries a financial risk if said agreement is found to be null and void, which would imply payment of lost wages and legal honoraria plus costs.

As at the Balance Sheet date, no provision has been established to cover any of these suits.

Lumber Division

Labor suit for wrongful dismissal brought by Jose Gomez against Comercial Maderera, S. A. (ex - Comercial de Materiales, S. A.), who claims for reinstatement to his job position, back salaries, and return of money presumably withheld illegally. Financial risk is approximately B/.7,833. The Conciliation and Decision Board will notify parties as to the date of the initial hearing.

As at the Balance Sheet date, no provision has been established to cover any of these suits.

26. Subsequent Event

Merger

Public Deed Number 1980 of February 10, 2005 materialized the merger by absorption of Empolladora Panamá, S. A. and Alimentos Melo, S. A., Franquicias Multinacionales, S. A., Corporación Pio Pio, S. A., Restaurantes Melo, S. A., Edificaciones y Materiales, S. A. Financiera Mercantil, S. A., Avicola Consolidada, S. A., Embutidos y Conservas de Pollo, S. A., Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Comercial Melo, S. A., Comercial de Materiales, S. A., Reforestadora Los Miradores, S. A., El Zapallal, S. A., Melo y Cia., S. A., Materiales y Maderas de Construccion, S. A., Compañia Panameña de Maquinarias, S. A., Copama Azuero, S. A., Copama David, S. A., and Turin Motors, S. A. Simultaneously, the parties agreed to change the corporate name from Empolladora Panama, S. A. to Compañía Melo, S. A., as the new firm will be styled.